UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐   **TRANSITION**   **REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to
Commission file number 1-13879
INNOSPEC INC.
(Exact name of registrant as specified in its charter)

DELAWARE	**98-0181725**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)
8310 South Valley Highway	
Suite 350	
Englewood	
Colorado	**80112**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(303) 792 5554**

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	IOSP	NASDAQ

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial standards provided pursuant to Section 13(a) of the Exchange Act.

☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.

☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).

☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐   No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant as of the most recently completed second fiscal quarter (June 30, 2024) was approximately $1,674 million, based on the closing price of the common shares on the NASDAQ on June 30, 2024. Shares of common stock held by each officer and director and by each beneficial owner who owns 5% or more of the outstanding common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

As of January 31, 2025, 24,959,659 shares of the registrant's common stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of Innospec Inc.'s Proxy Statement for the Annual Meeting of Stockholders to be held on May 9, 2025 are incorporated by reference into Part III of this Form 10-K.

TABLE OF CONTENTS

CAUTIONARY STATEMENT RELATIVE TO FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

This Form 10-K contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included or incorporated herein may constitute forward-looking statements. Such forward-looking statements include statements (covered by words like "expects," "estimates," "anticipates," "may," "could," "believes," "feels," "plans," "intends," "outlook" or similar words or expressions, for example) which relate to earnings, growth potential, operating performance, events or developments that we expect or anticipate will or may occur in the future. Although forward-looking statements are believed by management to be reasonable when made, they are subject to certain risks, uncertainties and assumptions, and our actual performance or results may differ materially from these forward-looking statements. You are urged to review our discussion of risks and uncertainties that could cause actual results to differ from forward-looking statements under the heading "Risk Factors." Innospec undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART I

Item 1 Business

When we use the terms "Innospec," "the Corporation," "the Company," "Registrant," "we," "us" and "our," we are referring to Innospec Inc. and its consolidated subsidiaries unless otherwise indicated or the context otherwise requires.

General

Innospec develops, manufactures, blends, markets and supplies a wide range of specialty chemicals to customers in the Americas, Europe, the Middle East, Africa and Asia-Pacific. Our Performance Chemicals business creates innovative technology-based solutions for the personal care, home care, agrochemical, construction, mining and other industrial markets. Our Fuel Specialties business specializes in manufacturing and supplying fuel additives that improve fuel efficiency, boost engine performance and reduce harmful emissions. Our Oilfield Services business supplies chemicals for drilling, completion, production and drag reducing agents ("DRA") which make oil and gas exploration and production more cost-efficient and environmentally friendly.

Segment Information

The Company reports its financial performance based on three reportable segments which are Performance Chemicals, Fuel Specialties and Oilfield Services.

For financial information about each of our segments, see Note 3 of the Notes to the Consolidated Financial Statements.

Performance Chemicals

Our Performance Chemicals segment provides innovative technology-based solutions for our customers' processes or products in personal care, home care, agrochemical, construction, mining and other industrial markets.

This segment has grown through acquisitions, together with the organic development and marketing of innovative products in these end-markets.

Our customers in this segment include large multinational companies, manufacturers of personal care and home care products and global mining, agriculture and building products and other industrial companies.

On December 8, 2023, we acquired QGP Química Geral ("QGP") which we believe is strengthening our Performance Chemicals segment and has added a manufacturing base in South America to compliment all of our end markets.

Fuel Specialties

Our Fuel Specialties segment develops, manufactures, blends, markets and supplies a range of specialty chemical products used as additives in diesel, jet, marine, fuel oil and other fuels. These fuel additive products help improve fuel efficiency, boost engine performance and reduce harmful emissions; and are most commonly used in the efficient operation of commercial trucking, marine and aviation engines, power station generators, heating oil and other industrial machinery applications.

The segment has grown organically through our development of new products to address increased demand for fuel, focus on fuel economy, compatibility of renewable fuels, higher efficiency engine technologies and legislative developments, including tightening global emissions regulations. We are also applying these fuels technologies to an increasing number of non-fuel applications in a variety of industries.

Our customers in this segment include national and multinational oil companies, fuel marketers and retailers, fuel terminals, marine lines, coating & plastics producers and other heavy industrial end-users.

Oilfield Services

Our Oilfield Services segment develops and markets chemical solutions for drilling, completion, production, DRA and oil and gas applications.

Our customers in this segment include multinational public and independent exploration & production and oilfield services companies operating principally in the Americas and the Middle East.

Strategy

Our strategy is to develop new and improved products and technologies to continue to strengthen and increase our market positions within our Performance Chemicals, Fuel Specialties and Oilfield Services segments. We also actively continue to assess potential strategic acquisitions, partnerships and other opportunities that would enhance and expand our customer offering. We focus on opportunities that would extend our technology base, geographical coverage or product portfolio. We believe that focusing on the Performance Chemicals, Fuel Specialties and Oilfield Services segments, in which the Company has existing experience, expertise and knowledge, provides opportunities for positive returns on investment with reduced operating risk. We also continue to expand our geographical footprint, consistent with the development of global markets.

Geographical Area Information

Financial information with respect to our domestic and foreign operations is contained in Note 3 of the Notes to the Consolidated Financial Statements.

Working Capital

The nature of our customers' businesses generally requires us to hold appropriate amounts of inventory in order to respond quickly to customers' needs. We therefore require corresponding amounts of working capital for normal operations. We do not believe that this is materially different to our competitors.

The purchase of large amounts of certain raw materials across all of our segments can create some variations in working capital requirements, but these are planned and managed by the business.

We do not believe that our terms of sale or purchase differ markedly from those of our competitors.

Raw Materials and Product Supply

We use a variety of raw materials and chemicals in our manufacturing and blending processes and believe that sources for these are adequate for our current operations. Our major purchases are oleochemicals and derivatives, cetane number improvers, ethylene, various solvents, amines, alcohols, olefin and polyacrylamides. These purchases account for a substantial portion of the Company's variable manufacturing costs. These materials are, with the exception of ethylene for one of our operations in Germany, available from more than one source. Although ethylene is, in theory, available from several sources, it is not permissible to transport ethylene by road in Germany. As a result, we source ethylene for our German operations via a direct pipeline, making it effectively a single source. Ethylene is used as a primary raw material for one of our German operations in products representing approximately 5% of Innospec's sales.

We use long-term contracts (generally with fixed or formula-based costs) and advance bulk purchases to help ensure availability and continuity of supply, and to manage the risk of cost increases. From time to time, for some raw materials, the risk of cost increases is managed with commodity swaps.

We continue to monitor the situation and adjust our procurement strategies as we deem appropriate. The Company forecasts its raw material requirements substantially in advance and seeks to build long-term relationships and contractual positions with supply partners to safeguard its raw material positions. In addition, the Company operates an extensive risk management program which seeks to source key raw materials from multiple sources and to develop suitable contingency plans.

Intellectual Property

Our intellectual property, including trademarks, patents and licenses, forms a significant part of the Company's competitive advantage for all of our segments. The Company does not, however, consider its business to be dependent on any one trademark, patent or license.

The Company has a portfolio of trademarks and patents, both granted and in the application stage, covering products and processes in several jurisdictions. The majority of these patents have at least 10 years life remaining.

The trademark "Innospec and the Innospec device" in Classes 1, 2 and 4 of the "International Classification of Goods and Services for the Purposes of the Registration of Marks" are registered in all jurisdictions in which the Company has a significant market presence. The Company also has trademark registrations for certain product names in all jurisdictions in which it has a significant market presence.

We actively protect our inventions, new technologies, and product developments by filing patent applications and maintaining trade secrets. In addition, we vigorously participate in patent opposition proceedings around the world where necessary to secure a technology base free from infringement of intellectual property.

Customers

In 2023, the Company had a significant customer in the Oilfield Services segment which accounted for $265.2 million and 13.6% (2022 - $222.2 million and 11.3%) of the group's net sales. In 2024, the net sales to this customer did not exceed 10% of the group's net sales.

Competition

Certain markets in which the Company operates are subject to significant competition. The Company competes based on a number of factors including, but not limited to, product quality and performance, specialized product lines, customer relationships and service.

Performance Chemicals: Within the Performance Chemicals segment we operate in the personal care, home care, agrochemical, construction, mining and other industrial markets, which are highly fragmented, and the Company experiences substantial competition from a large number of multinational and specialty chemical suppliers in each geographical market. Our competitive position in these markets is based on us supplying a superior, diverse product portfolio which solves customer problems or enhances the performance of new or existing products. In a number of specialty chemicals markets, we also supply niche product lines, where we enjoy market-leading positions.

Fuel Specialties: The Fuel Specialties segment is generally characterized by a small number of competitors, none of which hold a dominant position. We consider our competitive edge to be our proven technical development capacity, independence from major oil companies and strong long-term customer relationships. We believe we remain the world's only producer of tetra ethyl lead for use in aviation gasoline, which we market as our AvGas product line.

Oilfield Services: Our Oilfield Services segment is very fragmented and although there are a small number of very large competitors, there are also a large number of smaller players focused on specific technologies or regions. Our competitive strength is our proven technology, broad regional coverage and strong customer relationships.

Research, Development, Testing and Technical Support

Research, product/application development and technical support ("R&D") provide the basis for the growth of our Performance Chemicals, Fuel Specialties and Oilfield Services segments. Accordingly, the Company's R&D activity has been, and will continue to be, focused on the development of new products and formulations. Our R&D department provides technical support for all of our reporting segments. Expenditures to support R&D services were $47.8 million, $41.7 million and $38.7 million in 2024, 2023 and 2022, respectively.

We believe that our proven technical capabilities provide us with a significant competitive advantage. Our Performance Chemicals business has launched significant new mild surfactants, which are well aligned with developing customer needs. In addition, the business has developed further formulations in emollients, silicones and surfactants for the personal care, home care, agrochemical, construction, mining and other industrial markets. Fuel Specialties has continued to innovate, focused on bringing new technologies to market which reduce pollution and improve fuel economy, including detergents and cold flow improvers. In Oilfield Services, new technologies have been introduced to improve the hydrocarbon yield from customers' operations and to protect assets, including friction modifiers, biocide formulations and additives to improve drilling muds.

Health, Safety and Environmental Matters

We are subject to environmental laws in the countries in which we operate and conduct business. Management believes that the Company is in material compliance with applicable environmental laws and has made the necessary provisions for the continued costs of compliance with environmental laws.

Our principal site giving rise to asset retirement obligations is our Ellesmere Port manufacturing site in the United Kingdom ("U.K."). There are also asset retirement obligations and environmental remediation liabilities on a much smaller scale in respect of other manufacturing sites. We regularly review the future expected costs of remediation, and the current estimate is reflected in the Consolidated Balance Sheets and Note 13 of the Notes to the Consolidated Financial Statements.

The European Union ("E.U.") legislation known as the Registration, Evaluation and Authorization of Chemical Substances Regulations ("REACH") requires most of the substances in the Company's products to be registered with the European Chemicals Agency (ECHA). Under this legislation the Company has to demonstrate that the substances it uses in its products are safe for use and appropriate for their intended purposes in the E.U.. During this registration and continual evaluation process, the Company incurs expenses to test and register substances it manufactures or imports in the E.U..

Furthermore, globally, similar regulatory regimes to the E.U. including U.K. REACH are also entering into force or are being proposed in several other countries. These registration-based regulatory regimes will result in increasing test expenses and registration fees to ensure Innospec products remain compliant with the appropriate regulations and can continue to be sold in these markets.

Environmental, Social & Governance and Corporate Social Responsibility Reporting

As part of our commitment to being open and transparent about our performance, our latest Responsible Business Report, which is our 2023 Report, was independently assured to assess its adherence to the globally recognized AA1000 Assurance Standard.

The Responsible Business Report, along with further information on our sustainability program and performance is available online in the "Corporate Social Responsibility" section of the Company's website at www.innospecsustainability.com. Such information does not constitute part of, and is not incorporated by reference into this Annual Report on Form 10-K.

Human Capital Management

We work hard to make the company an attractive career choice for both new recruits and existing employees.

Human capital management is critical to Innospec's ongoing business success. Our aim is to create an engaged and motivated workforce where employees are inspired by leadership, engaged in purpose-driven, meaningful work and have opportunities for growth and development.

An effective approach to human capital management requires that we invest in talent development, culture and employee engagement. We aim to create an environment where our employees are encouraged to make positive contributions and fulfill their potential.

Core Values & Culture

Responsible Growth: Financial stability and growth are essential to maintain our goal of making a positive contribution towards a more sustainable future. Generating economic benefits for our employees, stockholders, and local communities, encouraging ongoing innovation in our product portfolio alongside excellent customer service, financial stability and responsible growth, will allow our business to be competitive and sustainable.

Caring for People: We strive to create a safe and caring culture where our employees are supported and encouraged to make positive contributions. Our continued success depends on keeping people safe, promoting a healthy lifestyle, protecting human rights, improving education, training and maintaining good relations with our neighbors.

Conserving & Protecting the Environment: We aim to use resources as efficiently as practicable and minimizing the impact of our operations on the environment. We look to supply safe, sustainable products, designed to meet the needs of society now and in the future while minimizing their environmental impact.

Leading by Example: We understand that honest, ethical and transparent conduct is vital to our success and reputation. Every employee plays an essential part in complying with local and national laws, rules and regulations. We uphold a high standard of corporate and business integrity across all of our activities.

At Innospec, we encourage our people to aspire to a culture that is:

Confident

We know what is expected of us and take responsibility for our own workload. We assume responsibility for making decisions and are flexible in our dealings with people. We take additional responsibility to meet customer needs and enhance performance.

Informed

We take pride in being good at what we do and actively seek to enhance our knowledge and skills to help improve performance. We use our expertise co-operatively to meet customer needs and enhance our performance. We respect each other and listen carefully to understand others' points of view.

Clear

As an organization, we are open and transparent. We encourage and welcome feedback and we support people to deal with any unwelcome messages.

Innovative

Our people are forward thinking and inspired. We enjoy challenges and encourage new ideas. We seek continual improvement, and care about treating people well through periods of change.

Dynamic

We are performance driven, enthusiastic and quick to respond. We set clear targets and objectives and take satisfaction in achieving them. We want to be part of a successful team and business, and we make decisions quickly and implement them.

Employee Engagement

Attracting Talent: We believe our hardworking team of employees is our greatest asset. We employ approximately 2,450 people across 22 countries, and we believe that the skills, commitment and enthusiasm of our employees helps us to deliver long-term growth for investors.

Across our sites, we provide local support and opportunities for the next generation of talent in our industry by offering a range of placements, internships, work experience and apprenticeships. We strive to attract and retain the best talent in a changing and competitive working environment.

Pay and benefits: We offer what we believe are competitive reward and recognition programs, based on both business-wide and individual performance. Our packages have been designed to attract and retain the best employees, reward achievement and encourage our teams to deliver superior performance for our customers and our company.

In addition to our company-wide performance incentive plans, we encourage our employees to share in the long-term success of our company with incentive programs, such as our Global Sharesave Plan. This plan gives employees the opportunity to participate in a savings plan linked to an option to buy shares in Innospec at a discount and, therefore, benefit from any growth in the share price over the savings period. We also provide a range of other benefits in line with the market practice in each location we operate in, including insurance and pension arrangements.

Performance Management Framework: We conduct an annual performance management process across the organization. Together with their line managers, employees agree upon annual objectives, and, at the end of the year, review with their line manager their performance against those objectives and their overall performance. The results of each annual performance review affect performance bonus amounts, pay adjustment and career advancement decisions.

Senior Leadership Communications and Transparency: We actively seek opportunities for regular engagement and communication by our Chief Executive Officer ("CEO") and other Senior Executives with our broader employee population. Communications are through a variety of means including written communications, webcasts and conference calls. For example, we hold a CEO Call at least once a year, during which the CEO and Chief Financial Officer ("CFO") discuss current issues and developments in the business, including a Q&A session answering questions raised by employees. The CEO Call is accessible to all employees across the Company. In addition to the CEO Calls, each financial quarter, following the quarterly financial results announcement, the CEO and CFO provide a written review of the financial results to all employees.

Diversity and Inclusion

Innospec aims to attract and retain the best people by making employment decisions that are based on merit, performance, ability, and contribution to the Company. As part of our Global HR Policies, our diversity and equal opportunities policy means that current and prospective employees receive equal opportunities irrespective of sex or gender (including pregnancy, childbirth and pregnancy-related conditions), gender identity or expression, genetic information, marital status, sexual orientation, race, color, ethnic or national origin, age, disability, religion, creed or belief or any other characteristic protected by applicable local legislation.

Health and Safety

Objectives: We prioritize the safety of employees, communities and everyone involved in the manufacture, use or disposal of our products. We set high standards for process and occupational safety, which is managed by our network of Safety, Health and Environment ("SHE") professionals throughout the business. SHE is a top priority for Innospec with our three core objectives being:

- No-one gets hurt

- We don't negatively impact our neighbors
- We leave only the gentlest footprints on our environment

It is our goal to make sure that everybody returns home safe at the end of the working day.

Leadership: The Company periodically reviews the Corporate SHE structure and organization so that we have the optimum resources and correct approach. We strive to embed SHE in our culture by having leadership that comes from executive management. Our Responsible Care Executive Committee (known as RESPECT) comprises members of the senior leadership team and is led by the CEO. RESPECT is responsible for setting the group's SHE policies and objectives across the global business. It also monitors ongoing performance in these areas throughout the year. Through this structure, we have established a strong culture of safety within our organization. The RESPECT committee reports to the Company's Board of Directors (the "Board") and conducts a major review of objectives and performance annually alongside quarterly interim reviews.

Training: Training is an essential part of our health and safety strategy. To minimize the risk of accident or injury, we give our employees the information they need, delivered effectively and at the appropriate time. Our ongoing training programs demonstrate our commitment to targeting zero accidents, making sure that safety is always front of mind and that we continually raise standards.

Every year, employees across our sites take part in a variety of site-specific training courses to enable them to be competent and safe in their roles.

A copy of the Company's Safety, Health and Environment Policy can be found on the "Sustainability" section of the Company's website at www.innospecsustainability.com, but does not constitute part of, and is not incorporated by reference into, this Form 10-K.

Development and Training

As an organization, we are committed to making Innospec a great company to work for and we invest, as appropriate, in the development of our employees to meet this ambition.

Our employees are offered both internal and external training, where appropriate, to support their continued development and to meet the needs of our business. Where relevant, we support our employees' ongoing professional training and development to encourage their progression within our business.

The Board is also actively involved in reviewing and approving executive compensation, selections and succession plans so that we have leadership in place with the requisite skills and experience to deliver results the right way. The CEO periodically provides the Board with an assessment of each Senior Executive that has the potential to be a successor for the CEO position, as well as perspectives on potential candidates for other senior management positions.

Further information on our human capital management initiatives is available online in the Company's website at www.innospecsustainability.com, but does not constitute part of, and is not incorporated by reference into, this Form 10-K.

Available Information

Our corporate website is www.innospec.com. We make available, free of charge, on or through this website our annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the U.S. Securities and Exchange Commission ("SEC"). In addition, the SEC maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information that we file electronically with the SEC.

The Company routinely posts important information for investors on its website (under Investor Relations). The Company uses this website as a means of disclosing material, non-public information and for complying with its disclosure obligations under SEC Regulation FD ("Fair Disclosure"). Accordingly, investors should monitor the Investor Relations portion of the Company's website, in addition to following the Company's press releases, SEC filings, public conference calls, presentations and webcasts.

Item 1A Risk Factors

The factors described below represent the principal risks associated with our business.

Global Conditions

Competition and market conditions may adversely affect our operating results.

In certain markets, our competitors are larger than us and may have greater access to financial, technological and other resources. As a result, competitors may be better able to adapt to changes in conditions in our industries, fluctuations in the costs of raw materials or changes in global economic conditions. Competitors may also be able to introduce new products with enhanced features that may cause a decline in the demand and sales of our products. Consolidation of customers or competitors, or economic problems of customers in our markets could cause a loss of market share for our products, place downward pressure on prices, result in payment delays or non-payment, or declining plant utilization rates. These risks could adversely impact our results of operations, financial position and cash flows.

Continuing adverse global economic conditions could materially affect our current and future businesses.

Global economic factors affecting our business include, but are not limited to, geopolitical instability in some markets, consumer demand for premium personal care and cosmetic products, miles driven by passenger and commercial vehicles, legislation to control fuel quality, impact of alternative propulsion systems, and oil and gas drilling and production rates. The availability, cost and terms of credit have been, and may continue to be, adversely affected by the foregoing factors and these circumstances have produced, and may in the future result in, illiquid markets and wider credit spreads, which may make it difficult or more expensive for us to obtain credit.

The level of inflation and energy costs may result in an adverse impact to the group's results from employee wages and other costs of operations of our manufacturing sites.

Continuing uncertainties in the U.S. and international markets and economies leading to a decline in business and consumer spending could adversely impact our results of operations, financial position and cash flows.

Domestic or international natural disasters or terrorist attacks may disrupt our operations, decrease the demand for our products or otherwise have an adverse impact on our business.

Chemical related assets, and U.S. corporations such as us, may be at greater risk of future terrorist attacks than other possible targets in the U.S., the U.K. and throughout the world. Extraordinary events such as natural disasters may negatively affect local economies, including those of our customers or suppliers. The occurrence and consequences of such events cannot be predicted, but they can adversely impact economic conditions in general and in our specific markets. The resulting damage from such events could include loss of life, severe injury and property damage or site closure. Any of these matters could adversely impact our results of operations, financial position and cash flows.

While Innospec maintains business continuity plans that are intended to allow it to continue operations or mitigate the effects of events that could disrupt its business, Innospec cannot provide assurances that its plans would fully protect it from all such events. In addition, insurance maintained by Innospec to protect against property damage, loss of business and other related consequences resulting from catastrophic events is subject to coverage limitations, depending on the nature of the risk insured. This insurance may not be sufficient to cover all of Innospec's damages or damages to others in the event of a catastrophe. In addition, insurance related to these types of risks may not be available now or, if available, may not be available in the future at commercially reasonable rates.

Our business and operations have been, and may in the future be, adversely affected by epidemics, pandemics, outbreaks of disease and other adverse public health developments, including coronaviruses.

Epidemics, pandemics, outbreaks of novel diseases and other adverse public health developments in countries and states where we operate may arise at any time. Such developments, including coronaviruses, have had, and in the future may have, an adverse effect on our business, financial condition and results of operations. These effects include a potentially negative impact on the availability of our key personnel, labor shortages and increased turnover, temporary closures of our facilities or facilities of our business partners, customers, suppliers, third-party service providers or other vendors, and interruption of domestic and global supply chains, distribution channels and liquidity and capital or financial markets. In particular, restrictions on or disruptions of transportation, port closures or increased border controls or closures, or other impacts on domestic and global supply chains or distribution channels, could increase our costs for raw materials and commodity costs, increase demand for raw materials and commodities from competing purchasers, limit our ability to meet customer demand or otherwise have a material adverse effect on our business, financial condition and results of operations or cash flows.

Precautionary measures that we may take in the future intended to limit the impact of any epidemic, pandemic, disease outbreak or other public health development, may result in additional costs. In addition, such epidemics, pandemics, disease outbreaks or other public health developments may adversely affect economies and financial markets throughout the world, which may affect our ability to obtain additional financing for our businesses and demand for our products and services. The extent to which pandemics will impact our business and our financial results in the future will depend on future developments, which are highly uncertain and cannot be predicted. Such developments may include the ongoing spread of viruses, disease severity, outbreak duration, extent of any reoccurrence of coronaviruses or any evolutions or mutations of viruses, and the availability, administration and effectiveness of vaccines and the development of therapeutic treatments that can restore consumer and business economic confidence.

Business Operations

We face risks related to our foreign operations that may adversely affect our business.

We serve global markets and operate in certain countries with political and economic instability, including the Middle East, Northern Africa, Asia-Pacific, Eastern Europe and South American regions. Our international operations are subject to numerous international business risks including, but not limited to, geopolitical and economic conditions, military actions and war, risk of expropriation, import and export restrictions, trade wars, tariffs, exchange controls, national and regional labor strikes, high or unexpected taxes, government royalties and restrictions on repatriation of earnings or proceeds from liquidated assets of overseas subsidiaries. Any of these could have a material adverse impact on our results of operations, financial position and cash flows.

We may not be able to consummate, finance or successfully integrate future acquisitions, partnerships or other opportunities into our business, which could hinder our strategy or result in unanticipated expenses and losses.

Part of our strategy is to pursue strategic acquisitions, partnerships and other opportunities to complement and expand our existing business. The success of these transactions depends on our ability to efficiently complete transactions, integrate assets and personnel acquired in these transactions and apply our internal control processes to these acquired businesses. Consummating acquisitions, partnerships or other opportunities and integrating acquisitions involves considerable expense, resources and management time commitments, and our failure to manage these as intended could result in unanticipated expenses and losses. Post-acquisition integration may result in unforeseen difficulties and may deplete significant financial and management resources that could otherwise be available for the ongoing development or expansion of existing operations. Furthermore, we may not realize the benefits of an acquisition in the way we anticipated when we first entered the transaction. Any of these risks could adversely impact our results of operations, financial position and cash flows.

Our success depends on our management team and other key personnel, the loss of any of whom could disrupt our business operations.

Our future success will depend in substantial part on the continued services of our senior management. The loss of the services of one or more of our key executive personnel could affect the implementation of our business plan and result in reduced profitability. Our future success also depends on the continued ability to attract, develop, retain and motivate highly-qualified technical and support staff. We cannot guarantee that we will be able to retain our key personnel or attract or retain qualified personnel in the future. If we are unsuccessful in our efforts in this regard, this could adversely impact our results of operations, financial position and cash flows.

An information technology system failure may adversely affect our business.

We rely on information technology systems to transact our business. Like other global companies, we and our third-party service providers have, from time to time, been and will likely in the future be, subject to or targets of unauthorized or fraudulent access, including, but not limited to, physical or electronic break-ins or unauthorized tampering, as well as attempted cyber and other security threats and other computer-related penetrations including by state actors, terrorists or organized crime. Also, like other global companies, we have an increasing challenge of attracting and retaining highly qualified security personnel to assist us in combating these security threats. The frequency and sophistication of such threats continue to increase, with malicious actors frequently changing tactics and techniques. These threats often become further heightened in connection with geopolitical tensions.

The rapid evolution and increased adoption of artificial intelligence technologies may intensify our cyber security risks. The proliferation of third-party financial data aggregators and emerging technologies, including our use of automation, artificial intelligence and robotics, increase our cyber security risks and exposure. Artificial intelligence capabilities may be used to identify vulnerabilities and craft increasingly sophisticated cyber security attacks. Vulnerabilities may be introduced from the use of artificial intelligence by us, our customers, suppliers and other business partners and third-party providers.

Although we have implemented administrative and technical controls and take protective actions to reduce the risk of cyber incidents and breaches of our information technology, and we endeavor to modify such procedures as circumstances warrant, such measures may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to our computer systems.

Our systems, processes, software and network and those of our third-party service providers may be vulnerable to internal or external security breaches, computer viruses, malware or other malicious code or cyber-attacks, catastrophic events, power interruptions, hardware failures, fire, natural disasters, human error, system failures and disruptions, and other events that could have security consequences. An information technology failure or disruption could prevent us from being able to process transactions with our customers, operate our manufacturing facilities, and properly report those transactions in a timely manner. Our information technology costs may increase to ensure the appropriate level of cyber security as we continuously adapt to the changing technological environment.

While we have limited insurance coverage in place that may, subject to policy terms and conditions, cover certain aspects of cyber risks, this insurance coverage is subject to certain limitations and may not be applicable to a particular incident or otherwise be sufficient to cover all of our losses beyond any coverage limitations. Furthermore, a significant or protracted information technology system failure may result in a material adverse effect on our results of operations, financial position and cash flows.

Our ability to monitor and manage our business performance is dependent upon the effectiveness of our information technology systems.

We use a variety of information technology systems to operate and manage our businesses, including a number of enterprise resource planning ("ERP") systems.

We are currently in the process of developing and implementing a new, company-wide, information system platform. The new platform provider is well established in the market. The implementation is a phased, risk-managed, site deployment following a multistage user acceptance program with the existing platforms providing a fallback position. We have implemented the new platform for a number of our sites across EMEA and ASPAC in the third quarter of 2024. In connection with this implementation, the Company has updated, and continues to update, its internal controls over financial reporting, as necessary, to accommodate modifications to its business processes and accounting procedures.

The successful implementation of the project plan, through to completion, involves significant cost to the business, involving external implementation partners and the dedication of internal employee resources. Any problems we encounter may lead to increased costs, delayed completion, business interruption and lower than expected benefits from the new system in the short to medium term.

Furthermore, the potential for problems with any of our integrated and stand-alone information technology systems, including communication technologies, could negatively impact our customers, suppliers and employees. As a result, there could be a consequential adverse impact on our results of operations and financial condition.

Decline in our AvGas business.

The sales of our AvGas product line for use in aviation gasoline are recorded within our Fuel Specialties business. The piston aviation industry has been, and is currently, researching a safe replacement fuel to replace leaded fuel. The U.S. Federal Aviation Administration ("FAA") program (Piston Aviation Fuels Initiative) has been established to identify a replacement fuel, and candidate fuels are undergoing testing. In 2022, the FAA created a new team named Eliminate Aviation Gasoline Lead Emissions ("EAGLE"). This is a government-industry partnership that also encompasses fuel producers and distributors, airport operators, communities that support general aviation airports, and environmental experts. The most significant announcement impacting the Company is the stated aim of EAGLE to eliminate lead emissions from general aviation in the U.S. by the end of 2030. There are also regulatory actions underway for the

E.U., which are proposing a ban on the production of leaded fuel for the aviation industry earlier than the FAA timetable, unless an authorization under E.U. REACH is granted to the fuel producer.

While we expect that at some point in the future a replacement fuel will be identified, trialed and supplied to the industry, there is no currently available alternative. If a suitable product is identified and the use of leaded fuel is prohibited in piston aviation, the Company's future operating income and cash flows from operating activities would be adversely impacted.

Failure to protect our intellectual property rights could adversely affect our future performance and cash flows.

Failure to maintain or protect our intellectual property rights may result in the loss of valuable technologies, or us having to pay other companies for infringing on their intellectual property rights. Measures taken by us to protect our intellectual property may be challenged, invalidated, circumvented or rendered unenforceable. In addition, international intellectual property laws may be more restrictive or may offer lower levels of protection than under U.S. law. We may also face patent infringement claims from our competitors which may result in substantial litigation costs, claims for damages or a tarnishing of our reputation even if we are successful in defending against these claims, which may cause our customers to switch to our competitors. Any of these events could adversely impact our results of operations, financial position and cash flows.

Industry Matters

Trends in oil and gas prices affect the level of exploration, development and production activity of our customers, and the demand for our services and products, which could have a material adverse impact on our business.

Demand for our services and products in our Oilfield Services business is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and gas companies. The level of exploration, development and production activity is directly affected by trends in demand for and prices of oil and gas, which historically have been volatile and are likely to continue to be volatile. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty, and a variety of other economic and political factors that are beyond our control. Even the perception of longer-term lower oil and gas prices by oil and gas companies can similarly reduce or defer major expenditures given the long-term nature of many large-scale development projects. Factors affecting the prices of oil and gas include, but are not limited to, the level of supply and demand for oil and gas; governmental regulations, including the policies of governments regarding the exploration for and production and development of their oil and gas reserves; weather conditions and natural disasters; worldwide political, military and economic conditions; the level of oil and gas production by non-OPEC ("Organization of the Petroleum Exporting Countries") countries and the available excess production capacity within OPEC; the cost of producing and delivering oil and gas; and potential acceleration of the development of alternative power generation, fuels and engine technologies. Any prolonged reduction in oil and gas prices will depress the immediate levels of exploration, development and production activity, which could have a material adverse impact on our results of operations, financial position and cash flows.

We could be adversely affected by technological changes in our industry.

Our ability to maintain or enhance our technological capabilities, develop and market products and applications that meet changing customer requirements, and successfully anticipate or respond to technological changes in a cost effective and timely manner will likely impact our future business success. We compete on a number of fronts including, but not limited to, product quality and performance. In the case of some of our products, our competitors are larger than us and may have greater access to financial, technological and other resources. Technological changes include, but are not limited to, the development of electric and hybrid vehicles, and the subsequent impact on the demand for gasoline and diesel. Our inability to maintain a technological edge, innovate and improve our products could cause a decline in the demand and sales of our products, and adversely impact our results of operations, financial position and cash flows.

Sharp and unexpected fluctuations in the cost of our raw materials and energy could adversely affect our profit margins.

We use a variety of raw materials, chemicals and energy in our manufacturing and blending processes. Many of these raw materials are derived from petrochemical-based and vegetable-based feedstocks which can be subject to periods of rapid and significant cost instability. These fluctuations in cost can be caused by political instability in oil producing nations and elsewhere, weather conditions or other factors influencing global supply and demand of these materials, over which we have little or no control. We use long-term contracts (generally with fixed or formula-based costs) and advance bulk purchases to help ensure availability and continuity of supply, and to manage the risk of cost increases. From time to time, we have entered into hedging arrangements for certain utilities and raw materials, but do not typically enter into hedging arrangements for all raw materials, chemicals or energy costs. If the costs of raw materials, chemicals or energy increase, and we are not able to pass on these cost increases to our customers, then profit margins and cash flows from operating activities would be adversely impacted. If raw material costs increase significantly, then our need for working capital could increase. Any of these risks could adversely impact our results of operations, financial position and cash flows.

Our business is subject to the risk of manufacturing disruptions, the occurrence of which would adversely affect our results of operations.

We are subject to hazards which are common to chemical manufacturing, blending, storage, handling and transportation. These hazards include, but are not limited to, fires, explosions, chemical spills and the release or discharge of toxic or hazardous substances together with the more generic risks of labor strikes or slowdowns, mechanical failure in scheduled downtime, extreme weather or transportation interruptions. These hazards could result in loss of life, severe injury, property damage, environmental contamination and temporary or permanent manufacturing cessation. Any of these factors could adversely impact our results of operations, financial position and cash flows.

Legal, Regulatory and Tax Matters

We are subject to extensive regulation of our international operations that could adversely affect our business and results of operations.

Due to our global operations, we are subject to many laws governing international commercial activity, conduct and relations, including, but not limited to, those that prohibit improper payments to government officials, restrict where and with whom we can do business and limit the products, software and technology that we can supply to certain countries and customers. These laws include, but are not limited to, the U.S. Foreign Corrupt Practices Act and U.K. Bribery Act, sanctions and assets control programs administered by the U.S. Department of the Treasury and/or the E.U. from time to time, and the U.S. export control laws such as the regulations under the U.S. Export Administration Act, as well as similar laws and regulations in other countries relevant to our business operations. Violations of any of these laws or regulations, which are often complex in their application, may result in criminal or civil penalties that could have a material adverse effect on our results of operations, financial position and cash flows.

We may have additional tax liabilities.

We are subject to income and other taxes in the U.S., the U.K., and a number of other jurisdictions. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Significant judgment is required in estimating our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, any final determination pursuant to tax audits and any related litigation could be materially different to the amounts reflected in our Consolidated Financial Statements. Should any tax authority disagree with our estimates and determine any additional tax liabilities, including interest and penalties for us, this could adversely impact our results of operations, financial position and cash flows.

In 2021, the Organization for Economic Cooperation and Development ("OECD") released Pillar Two Global Anti-Base Erosion model rules ("Pillar Two Rules"), designed to ensure large corporations are taxed at a minimum rate of 15% in all countries of operation. Although the U.S. has not enacted legislation implementing Pillar Two Rules, other countries where Innospec does business, including the U.K., have enacted legislation implementing Pillar Two Rules, which came into effect from January 1, 2024. We have evaluated the Pillar Two Rules and their impact on the current and future periods, and we have determined that the Pillar Two Rules do not have a material impact on the Company's effective tax rate in the current period, and we do not expect the rules to have a material impact on the Company's effective tax rate in future periods.

Our products are subject to extensive government scrutiny and regulation.

We are subject to regulation by federal, state, local and foreign government authorities. In some cases, we need government approval of our products, manufacturing processes and facilities before we may sell certain products. Many products are required to be registered with the U.S. Environmental Protection Agency (EPA), with the European Chemicals Agency (ECHA) and with comparable government agencies elsewhere. We are also subject to ongoing reviews of our products, manufacturing processes and facilities by government authorities, and must also produce product data and comply with detailed regulatory requirements.

In order to obtain regulatory approval of certain new products we must, among other things, demonstrate that the product is appropriate and effective for its intended uses, that the product has been appropriately tested for safety and that we are capable of manufacturing the product in accordance with applicable regulations. This approval process can be costly, time consuming, and subject to unanticipated and significant delays. We cannot be sure that necessary approvals will be granted on a timely basis or at all. Any delay in obtaining, or any failure to obtain or maintain, these approvals would adversely affect our ability to introduce new products and to generate income from those products. New or stricter laws and regulations may be introduced that could result in additional compliance costs and prevent or inhibit the development, manufacture, distribution and sale of our products. Such outcomes could adversely impact our results of operations, financial position and cash flows.

Diverse chemical regulatory processes in different countries around the world might create complexity and additional cost. U.K. REACH, which was precipitated by the U.K.'s exit from the E.U., is one such example.

Legal proceedings and other claims could impose substantial costs on us.

We are from time to time involved in legal proceedings that result from, and are incidental to, the conduct of our business, including employee and product liability claims. Although we maintain insurance to protect us against a variety of claims, if our insurance coverage is not adequate to cover such claims, then we may be required to pay directly for such liabilities. Such outcomes could adversely impact our results of operations, financial position and cash flows.

Environmental liabilities and compliance costs could have a substantial adverse impact on our results of operations.

We operate a number of manufacturing sites and are subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations, including, but not limited to, those relating to emissions to the air, discharges to land and water, and the generation, handling, treatment and disposal of hazardous waste and other materials on these sites. We operate under numerous environmental permits and licenses, many of which require periodic notification and renewal, which is not automatic. New or stricter laws and regulations could increase our compliance burden or costs and adversely affect our ability to develop, manufacture, blend, market and supply products.

Our operations, and the operations of prior owners of our sites, pose the risk of environmental contamination which may result in fines or criminal sanctions being imposed or require significant amounts in environmental remediation payments.

We anticipate that certain manufacturing sites may cease production over time and on closure, will require safely decommissioning and some environmental remediation. The extent of our obligations will depend on the future use of the sites that are affected and the environmental laws in effect at the time. We currently hold a plant closure provision in our Consolidated Financial Statements based on current known obligations, anticipated plans for sites or existing environmental laws. If there were to be unexpected or unknown contamination at these sites, or future plans for the sites or environmental laws change, then current provisions may prove inadequate, which could adversely impact our results of operations, financial position and cash flows.

We may be exposed to certain regulatory and financial risks related to climate change.

The outcome of new or potential legislation or regulation in the U.S. and other jurisdictions in which we operate may result in new or additional requirements, additional charges to fund energy efficiency activities, fees or restrictions on certain activities. Compliance with these initiatives may also result in additional costs to us, including, among other things, increased production costs, additional taxes, reduced emission allowances or additional restrictions on production or operations. Any climate change regulations enacted in the future could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Even without such regulation, increased public awareness and adverse publicity about potential impacts on climate change emanating from us or our industry could harm us. We may not be able to recover the cost of compliance with new or more stringent laws and regulations, which could adversely affect our business and negatively impact our growth. Furthermore, the potential impacts of climate change and related regulation on our customers are highly uncertain and may adversely affect us.

Key Third-Party Relationships

Having a small number of significant customers may have a material adverse impact on our results of operations.

Our principal customers are personal and home care companies, oil refiners, oil and gas exploration and production companies, and other chemical and industrial companies. These industries are characterized by a concentration of a few large participants. The loss of a significant customer, a material reduction in demand by a significant customer or termination or non-renewal of a significant customer contract could adversely impact our results of operations, financial position and cash flows.

A disruption in the supply of raw materials or transportation services would have a material adverse impact on our results of operations.

Although we try to anticipate problems with supplies of raw materials or transportation services by building certain inventories of strategic importance, transport operations are exposed to various risks such as extreme weather conditions, natural disasters, technological problems, work stoppages, geopolitical tensions, pandemics, as well as transportation regulations. If the Company experiences transportation problems, or if there are significant changes in the cost of these services, the Company may not be able to arrange efficient alternatives and timely means to obtain raw materials or ship finished products, which could adversely impact our results of operations, financial position and cash flows.

The inability of counterparties to meet their contractual obligations could have a substantial adverse impact on our results of operations.

Credit limits, ongoing credit evaluation and account monitoring procedures are used to minimize bad debt risk. Collateral is not generally required. We have in place a credit facility with a syndicate of banks. From time to time, we use derivatives, including, but not limited to, interest rate swaps, commodity swaps and foreign currency forward exchange contracts, in the normal course of business to manage market risks. We enter into derivative instruments with a diversified group of major financial institutions in order to manage the exposure to non-performance of such instruments.

We remain subject to market and credit risks including the ability of counterparties to meet their contractual obligations and the potential non-performance of counterparties to deliver contracted commodities or services at the contracted price. The inability of counterparties to meet their contractual obligations could have an adverse impact on our results of operations, financial position and cash flows.

Finance and Investment

We are exposed to fluctuations in foreign currency exchange rates, which may adversely affect our results of operations.

We generate a portion of our revenues and incur some operating costs in currencies other than the U.S. dollar. In addition, the financial position and results of operations of some of our overseas subsidiaries are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rates for inclusion in our Consolidated Financial Statements. Fluctuations in these currency exchange rates affect the recorded levels of our assets and liabilities, results of operations and cash flows.

The primary exchange rate fluctuation exposures we have are with the E.U. euro, British pound sterling and Brazilian real. Exchange rates between these currencies and the U.S. dollar have fluctuated in recent years and may continue to do so. We cannot accurately predict future exchange rate variability among these currencies or relative to the U.S. dollar. While we take steps to manage currency exchange rate exposure, including entering into hedging transactions, we cannot eliminate all exposure to future exchange rate variability. These exchange risks could adversely impact our results of operations, financial position and cash flows.

A high concentration of significant stockholders may have a material adverse impact on our stock price.

Approximately 45% of our common stock is held by four stockholders. A decision by any of these, or other substantial, stockholders to sell all or a significant part of its holding, or a sudden or unexpected disposition of our stock, could result in a significant decline in our stock price. This could in turn adversely impact our ability to access equity markets, which could adversely impact our results of operations, financial position and cash flows.

Our amended and restated by-laws designate specific Delaware courts as the exclusive forum for certain litigation that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated by-laws (the "By-laws") provide that, unless we consent in writing to the selection of an alternative forum, the appropriate court within the State of Delaware is the sole and exclusive forum, to the fullest extent provided by law, for the following types of actions or proceedings:

- any derivative action or proceeding brought on behalf of the Corporation,
- any action asserting a claim of breach of a fiduciary duty owed by any director, officer, other employee or stockholder of the Corporation to the Corporation or the Corporation's stockholders,
- any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law ("DGCL"), our amended and restated certificate of incorporation, the By-laws, or as to which the DGCL confers jurisdiction upon the Court of Chancery of the State of Delaware,
- any action asserting a claim governed by the internal affairs doctrine, or
- any other internal corporate claim as defined in Section 115 of the DGCL.

This includes, to the extent permitted by the federal securities laws, lawsuits asserting both state law claims and claims under the federal securities laws.

This forum selection provision in the By-laws may limit our stockholders' ability to obtain a favorable judicial forum for disputes with us. It is also possible that, notwithstanding the forum selection clause included in the By-laws, a court could rule that such a provision is inapplicable or unenforceable.

Application of the choice of forum provision may be limited in some instances by law. Section 27 of the Securities Exchange Act of 1934 ("Exchange Act") provides for exclusive federal court jurisdiction over Exchange Act claims. Accordingly, to the extent the exclusive forum provision is held to cover a shareholder derivative action asserting claims under the Exchange Act, such claims could not be brought in the Delaware Court of Chancery and would instead be within the jurisdiction of the federal district court for the District of Delaware. Section 22 of the Securities Act of 1933 ("Securities Act") creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our stockholders will not be deemed by operation of our choice of forum provision to have waived our compliance with the federal securities laws and the regulations promulgated thereunder. The selection of legal jurisdiction for litigation claims may impact the outcome of legal proceedings which could in turn impact our results of operations, financial position and cash flows.

The provisions of our revolving credit facility may restrict our ability to incur additional indebtedness or to otherwise expand our business.

Our revolving credit facility contains restrictive clauses which may limit our activities as well as operational and financial flexibility. We may not be able to borrow under the revolving credit facility if an event of default under the terms of the facility occurs. An event of default under the credit facility includes a material adverse change to our assets, operations or financial condition, and certain other events. The revolving credit facility also contains a number of restrictions that limit our ability, among other things, and subject to certain limited exceptions, to incur additional indebtedness, pledge our assets as security, guarantee obligations of third parties, make investments, undergo a merger or consolidation, dispose of assets or materially change our line of business.

In addition, the revolving credit facility requires us to meet certain financial ratios, including ratios based on net debt to earnings before income tax, depreciation and amortization ("EBITDA") and net interest expense to EBITDA. Net debt, net interest expense and EBITDA are non-GAAP measures of liquidity defined in the credit facility. Our ability to meet these financial covenants depends upon the future successful operating performance of the business. If we fail to comply with these financial covenants, we would be in default under the revolving credit facility and the maturity of our outstanding debt could be accelerated unless we were able to obtain waivers from our lenders. If we were found to be in default under the revolving credit facility, it could adversely impact our results of operations, financial position and cash flows.

Item 1B Unresolved Staff Comments

None.

Item 1C Cyber Security

Risk Management & Strategy

Innospec has strategically integrated cyber security risk management into its broader risk management framework to promote a company-wide culture of cyber security risk management. This integration ensures that cyber security considerations are an integral part of our decision-making processes at every level. For example, training on cyber security risks was required of all Innospec directors and employees who have access to our information technology resources. Our risk management team works closely with our Information Technology ("IT") leadership to continuously evaluate and address cyber security risks in alignment with our business objectives and operational needs.

Innospec's IT leadership team is responsible for assessing, identifying and managing the inherent and residual risks associated with cyber security threats across our IT and Operational Technology landscape. IT leadership periodically reviews the Company's external threats, portfolio, and external services, and will update its risk register accordingly.

IT leadership will, when required by either executive management or the Board, engage third-party reviews of our overall cyber security compliance using The National Institute of Technology ("NIST") framework. IT leadership will also periodically engage specialist security contractors to test the Company's resilience to cyber security threats, conduct penetration testing and vulnerability assessments across its assets and request additional investment where necessary to further improve our cyber security.

Innospec utilizes an external service to provide ongoing analysis of the security related to our critical third-party service providers for IT operations and business IT services. Innospec will use the information provided by this external service as part of its IT vendor selection criteria and for ongoing third-party risk management.

Innospec's cyber security is underpinned by a third-party specialist that monitors critical systems and end-user devices for cyber-attacks. In the first instance, cyber-attacks are brought to the attention of the IT leadership for evaluation and remediation before further escalation to the CEO and CFO is considered.

Periodically, our systems are subject to targeted attacks which are intended to interrupt our operations or may lead to the loss, misuse or theft of personal information relating to our employees, suppliers and customers or lead to the loss of Company data, confidential information or our intellectual property.

Governance

Innospec's Board and its committees provide oversight of the Company's IT, including cyber security, in connection with the Company's efforts to assess and manage the Company's risk exposure. Oversight of risk management, including cyber security risk management is an integral part of Board and committee deliberations throughout the year. Since 2019, the Board has retained NCC Group ("NCC") to perform cyber security reviews. NCC reports its findings directly to the Board.

Innospec's Board has delegated responsibility for the management of the Company's IT to the Company's IT steering committee via the CEO and CFO. The IT steering committee is made up of executive management, business leaders from our reporting segments, the functional heads responsible for our operating systems, IT leadership and is chaired by our Global IT Director. The Company considers that the IT steering committee members have the appropriate qualifications and experience required to enable them to fulfill their responsibilities. The IT steering committee may, as per its agreed terms of reference, escalate any matter it wishes to the Board via either the CEO or CFO.

IT leadership is made up of senior managers with the appropriate qualifications and business experience required for their roles overseeing Innospec's IT operations. In addition, the IT leadership team includes specialists with many years cyber security experience at both Innospec and previously with other organizations, combined with multiple cyber security qualifications. Innospec's IT leadership formally reports through the CEO and CFO to the Board.

Innospec's CEO and CFO are involved with and approve the Company's strategy for managing the prevention, detection, mitigation and remediation of cyber security incidents as part of its "IT Security Management System" which includes defined escalation and internal communications processes and responsibilities.

IT leadership will, as required, present to the IT steering committee, information regarding any IT risks identified and the mitigation plans to reduce the Company's residual risks. The IT steering committee will be regularly updated as to the occurrence, mitigation and resolution of cyber security incidents. Any cyber security incident that is considered significant in nature will be shared by IT leadership with the IT steering committee in accordance with the agreed communication and escalation processes. The IT steering committee will assess the incident and make a recommendation to the CEO and CFO as to whether the incident is reportable to the SEC and/or other regulators or stakeholders.

In the last three fiscal years, management has determined there were no cyber security threats that have materially affected Innospec and that the expenses incurred relating to cyber incidents have been immaterial. The Company is not aware of any threats that are reasonably likely to materially affect its business strategy, results of operations or financial condition for the foreseeable future.

IT leadership provides a written report to the Board each quarter and the Global IT Director presents in person at least annually. Those reports and presentations include information on Innospec's cyber security and the related key performance indicators. IT leadership also provides external threat analysis to the Board when new relevant threats are identified as being exploitable and their potential impact on Innospec.

Item 2 Properties

General

A summary of the Company's principal properties is shown in the following table. Each of these properties is owned by the Company except where otherwise noted:

Location	Reporting Segment	Operations
Englewood, Colorado [1]	Fuel Specialties	Corporate Headquarters/ Business Teams/ Sales/Administration
Newark, Delaware [1]	Fuel Specialties	Research & Development
Herne, Germany	Fuel Specialties	Sales/Manufacturing/Administration/ Research & Development
Vernon, France	Fuel Specialties	Sales/Manufacturing/Administration/ Research & Development
Leuna, Germany	Fuel Specialties	Sales/Manufacturing/Administration/ Research & Development
Ellesmere Port, United Kingdom	Fuel Specialties, Performance Chemicals	European Headquarters/ Business Teams/ Sales/Manufacturing/Administration/ Research & Development/ Fuel Technology Center
Beijing, China [1]	Fuel Specialties and Performance Chemicals	Sales/Administration
Shanghai, China [1]	Fuel Specialties and Performance Chemicals	Sales/Administration
Singapore, Singapore [1]	Fuel Specialties and Performance Chemicals	Asia-Pacific Headquarters/ Business Teams/ Sales/Administration
Milan, Italy [1]	Fuel Specialties and Performance Chemicals	Sales/Administration
Rio de Janeiro, Brazil [1]	Fuel Specialties, Performance Chemicals and Oilfield Services	Sales/Administration
São Paulo, Brazil	Performance Chemicals	Manufacturing/Administration/ Research & Development
High Point, North Carolina	Performance Chemicals	Manufacturing/Administration/ Research & Development
Salisbury, North Carolina	Performance Chemicals	Manufacturing/Administration/ Research & Development
Chatsworth, California [1]	Performance Chemicals	Sales/Manufacturing/Administration
Saint Mihiel, France	Performance Chemicals	Manufacturing/Administration/Research & Development
Castiglione, Italy	Performance Chemicals	Manufacturing/Administration/Research & Development
Barcelona, Spain [1]	Performance Chemicals	Manufacturing/Administration/Research & Development

Location	Reporting Segment	Operations
Oklahoma City, Oklahoma	Oilfield Services	Sales/Manufacturing/Administration
Midland, Texas	Oilfield Services	Sales/Manufacturing/Administration
Pleasanton, Texas	Oilfield Services	Sales/Manufacturing/Administration
Sugar Land, Texas [1]	Oilfield Services	Sales/Administration/Research & Development
The Woodlands, Houston, Texas [1]	Oilfield Services	Sales/Administration/Research & Development
Williston, North Dakota	Oilfield Services	Sales/Warehouse
Casper, Wyoming [1]	Oilfield Services	Warehouse
Al-Khobar, Kingdom of Saudi Arabia [1]	Oilfield Services	Sales/Warehouse/Administration

[1] *Leased property*

Manufacturing Capacity

We believe that our plants and supply agreements are sufficient to meet current sales levels. Operating rates of the plants are generally flexible and varied with product mix and normal sales demand swings. We believe that all of our facilities are maintained to appropriate levels and in sufficient operating condition though there remains an ongoing need for maintenance and capital investment.

Item 3 Legal Proceedings

Legal matters

We are involved from time to time in claims and legal proceedings that result from, and are incidental to, the conduct of our business including business and commercial litigation, and employee and product liability claims.

As reported in the 2023 Form 10-K, we have incurred financial losses and lodged a civil and criminal legal claim related to a misappropriation of inventory in Brazil. As at the time of filing, there have been no significant developments to report in relation to the claims being made. Consistent with prior quarters, a corresponding asset for the potential legal or insurance recoveries has not been recorded for the resulting financial losses arising from this matter.

In addition, unrelated to the Brazil matter, in the unlikely event there are an unexpectedly large number of individual claims or proceedings with an adverse resolution, this could in the aggregate have a material adverse effect on the results of operations for a particular year or quarter.

Item 4 Mine Safety Disclosures

Not applicable.

PART II

Item 5 Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information and Holders

The Company's common stock is listed on the NASDAQ under the symbol "IOSP." As of February 5, 2025, there were 625 registered holders of the common stock.

Unregistered Sales of Equity Securities

There were no unregistered sales of equity securities during the fourth quarter of 2024.

Issuer Purchases of Equity Securities

There were no repurchases of equity securities in the quarter ended December 31, 2024.

Stock Price Performance Graph

The graph below compares the cumulative total return to stockholders on the common stock of the Corporation, the S&P 500 Index and the S&P 1500 Specialty Chemicals Index since December 31, 2019, assuming a $100 investment and the re-investment of any dividends thereafter. Historical stock price performance should not be relied upon as an indication of future stock price performance.



Innospec Inc. vs S&P 500 and S&P 1500 Specialty Chemicals
Total Return to Stockholders since December 31, 2019

Value of $100 Investment made December 31, 2019*

	2019	2020	2021	2022	2023	2024
Innospec Inc.	$ 100.00	$ 88.72	$ 89.47	$ 103.14	$ 124.99	$ 113.19
S&P 500 Index..	100.00	118.40	152.39	124.79	157.59	197.02
S&P 1500 Specialty Chemicals Index	100.00	116.33	148.60	111.65	128.28	126.04

* Excludes purchase commissions.

Item 6 [Reserved]

Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion should be read in conjunction with our Consolidated Financial Statements and the Notes thereto.

EXECUTIVE OVERVIEW

In 2024 Innospec achieved another good set of results. Strength in Performance Chemicals and Fuel Specialties offset lower results in Oilfield Services.

In Performance Chemicals, full year revenues were up 16 percent and operating income increased by 52 percent. We have a balanced pipeline of growth opportunities across our global personal care, home care, agriculture, construction and other industrial markets. In addition, the integration and performance of our recent QGP acquisition in Brazil is proceeding to plan and is supporting not only Performance Chemicals but also Fuel Specialties growth opportunities in the region. Moving into 2025, we continue to target operating income and margin improvement to levels consistent with the full year 2022.

In Fuel Specialties, revenues were up 1 percent and operating income increased 18 percent. Operating margin improved to just below our target of 19 to 21 percent. We remain focused on further margin improvement in parallel with topline growth. With our industry-leading innovation and customer service capabilities, we are well positioned to continue advancing our global customers' initiatives. Our technology will continue to focus on cleaner fuels, lowering emissions and improving efficiency in traditional, renewable and non-fuel applications.

In Oilfield Services, revenues were down 29 percent from last year and operating income decreased 51 percent on lower Latin America production activity. Excluding this Latin America activity, our core business sales and operating income grew year over year. Our expectation for 2025 is that we will see further sequential improvement in the core Oilfield business including U.S. completions and production, DRA and the Middle East. We currently do not expect the Latin America production activity to resume in the near term.

CRITICAL ACCOUNTING ESTIMATES

Note 2 of the Notes to the Consolidated Financial Statements includes a summary of the significant accounting policies and methods used in the preparation of the Consolidated Financial Statements.

Plant Closure Provisions

We are subject to environmental laws in the countries in which we conduct business. Ellesmere Port in the U.K. is our principal site giving rise to asset retirement obligations, associated with the production of TEL. There are also asset retirement obligations and environmental remediation liabilities on a much smaller scale in respect of other manufacturing sites. At Ellesmere Port there is a continuing asset retirement program related to certain manufacturing units that have been closed.

Plant closure provisions at December 31, 2024 amounted to $60.3 million and relate principally to our Ellesmere Port site in the U.K.. We recognize environmental remediation liabilities when they are probable and costs can be reasonably estimated, and asset retirement obligations when there is a legal requirement, including those arising from a Company promise, and the costs can be reasonably estimated. The Company must anticipate the program of work required and the associated future expected costs, and comply with environmental legislation in the countries in which it operates or has operated in. We develop these assumptions utilizing the latest information available together with recent costs. While we believe our assumptions for plant closure provisions are reasonable, they are subjective good faith estimates and it is possible that variations in any of the assumptions will result in materially different calculations to the liabilities we have reported.

Income Taxes

We are subject to income and other taxes in the U.S., the U.K., and a number of other jurisdictions. Tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied.

The calculation of our tax liabilities involves evaluating uncertainties in the application of accounting principles and complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether, and the extent to which, additional taxes will be required. If we ultimately determine that payment of these amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary.

We also recognize tax benefits to the extent that it is more likely than not that our positions will be sustained, based on technical merits of the position, when challenged by the taxing authorities. To the extent that we prevail in matters for which liabilities have been established or are required to pay amounts in excess of the liabilities recorded in our financial statements, our effective tax rate in a given period may be materially affected. An unfavorable tax settlement may require cash payments and result in an increase in our effective tax rate in the year of resolution. We report interest and penalties related to uncertain tax positions as income taxes. For additional information regarding uncertain income tax positions, see Note 11 of the Notes to the Consolidated Financial Statements.

Goodwill

The Company's reporting units, the level at which goodwill is assessed for potential impairment, are consistent with the reportable segments. The components in each segment (including products, markets and competitors) have similar economic characteristics and the segments, therefore, reflect the lowest level at which operations and cash flows can be sufficiently distinguished, operationally and for financial reporting purposes, from the rest of the Company.

To test for impairment the Company performs a qualitative step zero assessment to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a segment is less than the carrying amount prior to performing the quantitative goodwill impairment test. Factors utilized in the qualitative assessment process include macroeconomic conditions; industry and market considerations; cost factors; overall financial performance; and Company specific events.

If a quantitative test is required, we assess the fair value based on projected post-tax cash flows discounted at the Company's weighted average cost of capital. These fair value techniques require management judgment and estimates including revenue growth rates, projected operating margins, changes in working capital and discount rates. We would develop these assumptions by considering recent financial performance and trends and industry growth estimates. While we believe our assumptions for impairment assessments are reasonable, they are subjective judgments, and it is possible that variations in any of the assumptions will result in materially different calculations of any potential impairment charges.

At December 31, 2024 we had $382.5 million of goodwill relating to our Performance Chemicals, Fuel Specialties and Oilfield Services segments. Our step zero impairment review at December 31, 2024 indicated the fair value of each segment is, more likely than not, higher than the carrying value, meaning no step one impairment review was required to be performed.

RESULTS OF OPERATIONS

The following table provides sales, gross profit and operating income by reporting segment:

(in millions)		2024		2023		2022
Net sales:						
Performance Chemicals	$	653.7	$	561.6	$	639.7
Fuel Specialties		701.1		695.9		730.2
Oilfield Services		490.6		691.3		593.8
Total net sales	$	1,845.4	$	1,948.8	$	1,963.7
Gross profit:						
Performance Chemicals	$	148.4	$	105.6	$	150.0
Fuel Specialties		239.9		215.1		221.9
Oilfield Services		154.6		270.4		214.8
Total gross profit	$	542.9	$	591.1	$	586.7
Operating income:						
Performance Chemicals	$	82.9	$	54.5	$	95.3
Fuel Specialties		129.6		109.7		121.7
Oilfield Services		38.8		78.6		41.7
Corporate costs		(70.2)		(81.2)		(71.4)
Adjustment to fair value of contingent consideration		(3.4)		—		—
Profit on disposal		0.2		—		—
Total operating income	$	177.9	$	161.6	$	187.3
Other income/(expense), net	$	9.6	$	10.5	$	(1.6)
Pension scheme settlement charge		(155.6)		—		—
Interest income/(expense), net		9.3		2.3		(1.1)
Income before income taxes		41.2		174.4		184.6
Income taxes		(5.6)		(35.3)		(51.6)
Net income	$	35.6	$	139.1	$	133.0

Results of Operations – Fiscal 2024 compared to Fiscal 2023:

(in millions, except ratios)		2024		2023		Change	
Net sales:							
Performance Chemicals	$	653.7	$	561.6	$	92.1	*16%*
Fuel Specialties		701.1		695.9		5.2	*1%*
Oilfield Services		490.6		691.3		(200.7)	*-29%*
Total net sales	$	1,845.4	$	1,948.8	$	(103.4)	*-5%*
Gross profit:							
Performance Chemicals	$	148.4	$	105.6	$	42.8	*41%*
Fuel Specialties		239.9		215.1		24.8	*12%*
Oilfield Services		154.6		270.4		(115.8)	*-43%*
Total gross profit	$	542.9	$	591.1	$	(48.2)	*-8%*
Gross margin (%):							
Performance Chemicals		*22.7*		*18.8*		*+3.9*	
Fuel Specialties		*34.2*		*30.9*		*+3.3*	
Oilfield Services		*31.5*		*39.1*		*-7.6*	
Aggregate		***29.4***		***30.3***		***-0.9***	
Operating expenses:							
Performance Chemicals	$	(65.5)	$	(51.1)	$	(14.4)	*28%*
Fuel Specialties		(110.3)		(105.4)		(4.9)	*5%*
Oilfield Services		(115.8)		(191.8)		76.0	*-40%*
Corporate costs		(70.2)		(81.2)		11.0	*-14%*
Adjustment to fair value of contingent consideration		(3.4)		—		(3.4)	*n/a*
Profit on disposal		0.2		—		0.2	*n/a*
Total operating expenses	$	(365.0)	$	(429.5)	$	64.5	*-15%*

Financial information with respect to our domestic and foreign operations is contained in Note 3 of the Notes to the Consolidated Financial Statements.

Performance Chemicals

Net sales: the table below details the components which comprise the year over year change in net sales spread across the markets in which we operate:

Change (%)	Americas	EMEA	ASPAC	Total
Volume	+24	+10	+26	+17
Acquisition	—	—	—	+7
Price and product mix	-11	-6	-5	-8
Exchange rates	—	+1	+1	—
	+13	+5	+22	+16

Higher sales volumes for all our regions were driven by increased demand for our personal care and home care products resulting from higher consumer demand, in particular for lower priced higher volume products. The acquisition of the QGP business has also delivered increased volumes year over year. All our regions recorded an adverse price and product mix due to lower selling prices, driven by lower raw material costs, together with the greater demand from consumers for lower priced products.

Gross margin: the year over year increase of 3.9 percentage points was due to margins returning to a more normalized level when compared to the depressed margins in the prior year. Margins have benefited from raw materials pricing reductions in the current year, combining with the favorable impact arising from our manufacturing efficiency due to the higher production volumes.

Operating expenses: increased $14.4 million year over year due to higher selling expenses, increased amortization for the acquired intangible assets relating to our QGP acquisition, increased spending on research and development and higher performance-related remuneration accruals.

Fuel Specialties

Net sales: the table below details the components which comprise the year over year change in net sales spread across the markets in which we operate:

Change (%)	Americas	EMEA	ASPAC	AvGas	Total
Volume	+8	+5	+4	+13	+7
Price and product mix	-11	-4	-4	+12	-6
Exchange rates	—	+1	—	—	—
	-3	+2	—	+25	+1

Sales volumes in all our regions have increased year over year due to increased demand from customers. Price and product mix was adverse in all our regions, with a favorable sales mix being offset by lower pricing resulting from lower raw material costs. AvGas volumes were higher than the prior year due to variations in the demand from customers, together with a favorable price and product mix due to a higher proportion of sales being made to higher margin customers.

Gross margin: the year over year increase of 3.3 percentage points was driven by an improved sales mix from increased sales of higher margin products, together with the easing of raw material and other inflationary pressures, combined with the prior year adverse impact of the Brazil inventory misappropriation and the associated costs of exiting the related trading relationship. Excluding this prior year item, gross margin has increased 1.0 percentage points.

Operating expenses: the year over year increase of $4.9 million is due to higher research and development expenditure and higher performance-related remuneration accruals, being partly offset by lower provisions for doubtful debts.

Oilfield Services

Net sales: have decreased year over year by $200.7 million, or 29 percent, with the majority of our customer activity concentrated in the Americas region. Sales volumes were adversely impacted by significantly lower production chemical activity in 2024 in Latin America. Management expects to see lower sales volumes continuing for production chemicals in the coming quarters, while believing the growth opportunities for our other oilfield markets will drive sequential quarterly improvements.

Gross margin: the year over year decrease of 7.6 percentage points was due to an unfavorable sales mix as Latin America customer demand has weakened.

Operating expenses: the year over year decrease of $76.0 million was driven by the lower customer service costs and commissions related to the reduced demand from certain customers, together with lower performance related remuneration accruals.

Other Income Statement Captions

Corporate costs: the year over year decrease of $11.0 million was primarily driven by the $8.4 million recovery of historical costs which the Company incurred relating to our defined benefit pension scheme in the U.K., together with a reduction for acquisition related costs, being partly offset by higher information technology investment and the adverse impact of inflationary increases year over year.

Adjustment to fair value of contingent consideration: the charge in 2024 of $3.4 million (2023 - $0.0 million) relates to the accretion of the contingent consideration relating to the acquisition of QGP. See Note 5 of the Notes to the Consolidated Financial Statements for further information.

Pension scheme settlement charge: the charge in 2024 of $155.6 million (2023 - $0.0 million) relates to the buy-out of our U.K. defined benefit pension scheme. See Note 10 of the Notes to the Consolidated Financial Statements for further information.

Other net income/(expense): for 2024 and 2023, includes the following:

(in millions)	2024	2023	Change
Net pensions credit	$ 7.2	$ 6.9	$ 0.3
Profit attributable to non-controlling interests	(2.4)	—	(2.4)
Sundry expense	(0.1)	—	(0.1)
Foreign exchange gains/(losses) on translation	(0.4)	7.6	(8.0)
Foreign currency forward contracts gains/(losses)	5.3	(4.0)	9.3
	$ 9.6	$ 10.5	$ (0.9)

Interest income/(expense), net: in 2024 was $9.3 million of income, compared to $2.3 million of income in 2023. Interest income from our cash balances has increased due to higher central bank interest rates together with the benefit from our increasing cash balances.

Income taxes: The effective tax rate was 13.6% and 20.2% in 2024 and 2023, respectively. The adjusted effective tax rate, once adjusted for the items set out in the following table, was 26.4% in 2024 compared with 23.0% in 2023. The Company believes this adjusted effective tax rate, a non-GAAP financial measure, provides useful information to investors and may assist them in evaluating the Company's underlying performance and identifying operating trends. In addition, management uses this non-GAAP financial measure internally to evaluate the performance of the Company's operations and for planning and forecasting in subsequent periods.

(in millions, except ratios)	2024	2023
Income before income taxes	$ 41.2	$ 174.4
Adjustment for stock compensation	8.5	8.0
Indemnification asset regarding tax audit	(0.2)	(0.1)
Legacy cost of closed operations	4.0	6.1
Adjustment to fair value of contingent consideration	3.4	—
Pension scheme settlement charge	155.6	—
Recovery of historical pension costs	(8.4)	—
Acquisition costs	—	3.1
Adjusted income before income taxes	$ 204.1	$ 191.5
Income taxes	$ 5.6	$ 35.3
Adjustment of income tax provisions	10.1	1.4
Tax on stock compensation	—	0.4
Tax loss / (gain) on distribution	—	0.4
Tax on legacy cost of closed operations	1.0	1.4
Tax on acquisition costs	—	0.7
Tax on pension scheme settlement charge	38.9	—
Tax on recovery of historical pension costs	(2.1)	—
Other discrete items	0.4	4.5
Adjusted income taxes	$ 53.9	$ 44.1
GAAP effective tax rate	13.6%	20.2%
Adjusted effective tax rate	26.4%	23.0%

The adjusted effective tax rate is higher in 2024 than the GAAP effective tax rate, primarily due to the current year recognition of previously unrecognized tax benefits being eliminated in determining the adjusted effective tax rate. This item arose due to the lapse of the statute of limitations associated with the unrecognized tax benefit in the final quarter of 2024.

The adjusted effective tax rate was higher in 2023 than the GAAP effective tax rate, primarily due to the elimination of the impact of other discrete items in determining the adjusted effective tax rate. This mainly represented the benefit arising from adjustments to the tax charge for previous years arising from return to provision adjustments in relation to the federal and state tax returns filed in the U.S. during 2023.

For additional information on items which impact both the GAAP effective tax rate and the adjusted effective tax rate see Note 11 of the Notes to the Consolidated Financial Statements.

Results of Operations – Fiscal 2023 compared to Fiscal 2022:

(in millions, except ratios)	2023		2022		Change		
Net sales:							
Performance Chemicals	$	561.6	$	639.7	$	(78.1)	*-12%*
Fuel Specialties		695.9		730.2		(34.3)	*-5%*
Oilfield Services		691.3		593.8		97.5	*16%*
Total net sales	$	1,948.8	$	1,963.7	$	(14.9)	*-1%*
Gross profit:							
Performance Chemicals	$	105.6	$	150.0	$	(44.4)	*-30%*
Fuel Specialties		215.1		221.9		(6.8)	*-3%*
Oilfield Services		270.4		214.8		55.6	*26%*
Total gross profit	$	591.1	$	586.7	$	4.4	*1%*
Gross margin (%):							
Performance Chemicals		*18.8*		*23.4*		*-4.6*	*-20%*
Fuel Specialties		*30.9*		*30.4*		*+0.5*	*2%*
Oilfield Services		*39.1*		*36.2*		*+2.9*	*8%*
Aggregate		***30.3***		***29.9***		*+0.4*	*1%*
Operating expenses:							
Performance Chemicals	$	(51.1)	$	(54.7)	$	3.6	*-7%*
Fuel Specialties		(105.4)		(100.2)		(5.2)	*5%*
Oilfield Services		(191.8)		(173.1)		(18.7)	*11%*
Corporate costs		(81.2)		(71.4)		(9.8)	*14%*
Total operating expenses	$	(429.5)	$	(399.4)	$	(30.1)	*8%*

Financial information with respect to our domestic and foreign operations is contained in Note 3 of the Notes to the Consolidated Financial Statements.

Performance Chemicals

Net sales: the table below details the components which comprise the year over year change in net sales spread across the markets in which we operate:

Change (%)	Americas	EMEA	ASPAC	Total
Volume	-4	-4	-18	-4
Price and product mix	-12	-7	+1	-9
Exchange rates	—	+2	+1	+1
	-16	-9	-16	-12

Lower sales volumes for all of our regions were primarily driven by reduced demand for our personal care products resulting from cautious consumer sentiment, together with the impact of destocking by our customers. The Americas and EMEA were impacted by an adverse price and product mix due to a higher proportion of lower priced products being sold. ASPAC benefited from a favorable price and product mix due to a higher proportion of higher priced products being sold.

Gross margin: the year over year decrease of 4.6 percentage points was due to an adverse sales mix from reduced sales of higher margin products and the adverse impact of reduced manufacturing efficiency resulting from lower production volumes.

Operating expenses: decreased $3.6 million year over year, due to lower selling expenses including commissions, lower performance-related remuneration accruals and lower acquired intangibles amortization following the end of the expected life of the assets.

Fuel Specialties

Net sales: the table below details the components which comprise the year over year change in net sales spread across the markets in which we operate:

Change (%)	Americas	EMEA	ASPAC	AvGas	Total
Volume	-10	-12	-22	-1	-12
Price and product mix	+8	+4	+10	-6	+6
Exchange rates	—	+3	—	—	+1
	-2	-5	-12	-7	-5

Sales volumes in all of our regions have decreased year over year, primarily due to a reduction in the sales of lower margin higher volume products. Price and product mix was favorable in all our regions due to an increased proportion of higher margin products being sold. AvGas volumes were lower than the prior year due to variations in the demand from customers, together with an adverse price and product mix due to a higher proportion of sales to lower margin customers.

Gross margin: the year over year increase of 0.5 percentage points was primarily due to a favorable sales mix from increased sales of higher margin products, being partly offset by the impact of the Brazil inventory misappropriation and the ending of that trading relationship.

Operating expenses: the year over year increase of $5.2 million includes increased research and development expenditure and higher provisions for doubtful debts which are primarily related to the ending of the Brazilian trading relationship, being partly offset by lower performance-related remuneration accruals.

Oilfield Services

Net sales: have increased year over year by $97.5 million, or 16%, with the majority of our customer activity concentrated in the Americas region. We believe that customer demand remains strong despite operating income growth moderating, as expected, through the second half of the 2023.

Gross margin: the year over year increase of 2.9 percentage points was due to a favorable sales mix and the benefit of improved pricing.

Operating expenses: the year over year increase of $18.7 million was driven by higher customer service costs which are necessary to support the increase in demand with certain customers, together with higher provisions for doubtful debts, while being partly offset by lower performance-related remuneration accruals.

Other Income Statement Captions

Corporate costs: the year over year increase of $9.8 million was primarily due to acquisition related costs, additional environmental remediation provisions, increased spending on our information technology infrastructure and some legal costs related to the Brazil inventory misappropriation, being partly offset by lower performance-related remuneration accruals.

Other net income/(expense): for 2023 and 2022, includes the following:

(in millions)	2023	2022	Change
Net pensions credit	$ 6.9	$ 4.8	$ 2.1
Foreign exchange gains/(losses) on translation	7.6	(7.1)	14.7
Foreign currency forward contracts gains/(losses)	(4.0)	0.7	(4.7)
	$ 10.5	$ (1.6)	$ 12.1

Interest income/(expense), net: was income of $2.3 million in 2023 primarily due to the interest earned on the Company's cash balances, compared to a $1.1 million expense in 2022 primarily due to the commitment fee which the Company paid to retain its revolving credit facility for the term of the agreement.

Income taxes: The effective tax rate was 20.2% and 28.0% in 2023 and 2022, respectively. The adjusted effective tax rate, once adjusted for the items set out in the following table, was 23.0% in 2023 compared with 27.0% in 2022. The Company believes that this adjusted effective tax rate, a non-GAAP financial measure, provides useful information to investors and may assist them in evaluating the Company's underlying performance and identifying operating trends. In addition, management uses this non-GAAP financial measure internally to evaluate the performance of the Company's operations and for planning and forecasting in subsequent periods.

(in millions, except ratios)	2023	2022
Income before income taxes	$ 174.4	184.6
Adjustment for stock compensation	8.0	6.7
Indemnification asset regarding tax audit	(0.1)	0.1
Legacy cost of closed operations	6.1	3.5
Acquisition costs	3.1	—
Adjusted income before income taxes	$ 191.5	194.9
Income taxes	$ 35.3	51.6
Adjustment of income tax provisions	1.4	—
Tax on stock compensation	0.4	0.6
Tax loss / (gain) on distribution	0.4	—
Tax on legacy cost of closed operations	1.4	0.7
Tax on acquisition costs	0.7	—
Other discrete items	4.5	(0.3)
Adjusted income taxes	$ 44.1	52.6
GAAP effective tax rate	20.2%	28.0%
Adjusted effective tax rate	23.0%	27.0%

The adjusted effective tax rate is higher in 2023 than the GAAP effective tax rate, primarily due to elimination of the impact of other discrete items. This mainly represents the benefit arising from adjustments to the tax charge for previous years arising from return to provision adjustments in relation to the federal and state tax returns filed in the U.S. during 2023.

Our adjusted effective tax rate was lower in 2022 than the GAAP effective tax rate primarily due to the elimination of stock compensation activity.

Foreign income inclusions arise each year from certain types of income earned overseas being taxable under U.S. regulations. Foreign tax credits can fully or partially offset these incremental U.S. taxes from foreign income inclusions. The utilization of foreign tax credits varies year on year as this is dependent on a number of variable factors which are difficult to predict and may prevent offset. The GAAP effective tax rate and the adjusted effective tax rate in both 2023 and 2022 have been negatively impacted by these items.

As a consequence of the Company having operations outside of the U.S., it is exposed to foreign currency fluctuations. These have had a positive impact on the GAAP effective tax rate and adjusted effective tax rate in 2023, and a negative impact in 2022.

The level of foreign-derived intangible income benefit that the Company is entitled to has also had a positive impact on the GAAP effective tax rate and the adjusted effective tax rate in both 2023 and 2022.

LIQUIDITY AND FINANCIAL CONDITION

Working Capital

In 2024 our working capital increased by $71.0 million, while our adjusted working capital decreased by $1.7 million. The difference between these measures is primarily due to the exclusion of the increase in our cash and cash equivalents, together with the movements for income taxes.

The Company believes that adjusted working capital, a non-GAAP financial measure, provides useful information to investors in evaluating the Company's underlying performance and identifying operating trends. Management uses this non-GAAP financial measure internally to allocate resources and evaluate the performance of the Company's operations. Items excluded from the adjusted working capital calculation are listed in the table below and represent factors which do not fluctuate in line with the day to day working capital needs of the business.

(in millions)	2024	2023
Total current assets	$ 956.6	$ 885.7
Total current liabilities	(371.4)	(371.5)
Working capital	585.2	514.2
Less cash and cash equivalents	(289.2)	(203.7)
Less prepaid income taxes	(3.1)	(2.8)
Less other current assets	(0.6)	(0.6)
Add back current portion of accrued income taxes	19.6	2.6
Add back current portion of plant closure provisions	5.0	4.6
Add back current portion of operating lease liabilities	13.9	13.6
Add back current portion of unrecognized tax benefits	—	1.2
Adjusted working capital	$ 330.8	$ 329.1

The movements in our adjusted working capital are explained as follows:

We had an $18.1 million decrease in trade and other accounts receivable primarily driven by the timing of sales across our reporting segments and the mix of customer payment terms. Days' sales outstanding in our Performance Chemicals segment decreased from 64 days to 61 days; increased in our Fuel Specialties segment from 55 days to 57 days; and increased from 55 days to 83 days in our Oilfield Services segment.

We had a $0.9 million increase in inventories, net of a $6.5 million increase in allowances, as we manage inventory levels necessary to support future demand, while mitigating the risk of potential supply chain disruption for certain key raw materials. Days' sales in inventory in our Performance Chemicals segment increased from 62 days to 63 days; decreased in our Fuel Specialties segment from 121 days to 113 days; and increased from 48 days to 76 days in our Oilfield Services segment.

Prepaid expenses increased $2.3 million, from $18.7 million to $21.0 million due to the impact of inflationary increases and the timing of some prepayments.

We had a $16.6 million decrease in accounts payable and accrued liabilities primarily due to the timing of supplier payments. Creditor days (including goods received not invoiced) increased in our Performance Chemicals segment from 45 days to 46 days; increased in our Fuel Specialties segment from 41 days to 44 days; and increased from 48 days to 68 days in our Oilfield Services segment.

Operating Cash Flows

We generated cash from operating activities of $184.5 million in 2024 compared to $207.3 million in 2023. The decrease in cash is primarily related to our increased working capital, being partly offset by the improvements to our earnings before depreciation, amortization and excluding the one off non-cash impact relating to the U.K. defined benefit pension scheme buy-out.

Cash

As at December 31, 2024 and 2023, we had cash and cash equivalents of $289.2 million and $203.7 million, respectively, of which $133.9 million and $59.8 million, respectively, were held by non-U.S. subsidiaries principally in the U.K..

The $85.5 million increase in cash and cash equivalents in 2024 was driven by the cash inflows from operating activities, partly offset by higher working capital needs, our continued investments in capital projects including the development of our new ERP platform, payments for income taxes and the payment of our semi-annual dividends.

Debt

As at December 31, 2024 and 2023, the Company had no borrowings under the revolving credit facility and as a result, the related deferred finance costs of $1.1 million (December 31, 2023 – $1.2 million) are now included within other current and non-current assets at the balance sheet date. During 2024 and 2023, the Company did not draw down or repay any borrowing on its revolving credit facility.

On May 31, 2023, Innospec Inc. and certain subsidiaries of the Company entered into a Multicurrency Revolving Facility Agreement with various lenders, providing for a $250,000,000 four-year multicurrency revolving loan facility. The Agreement also contains an accordion feature whereby the Company may elect to increase the total available borrowings by an aggregate amount of up to $125,000,000. The termination date of the facility is May 30, 2027, but the Agreement includes an option for the Company to request an extension of the facility for a further year. The agreement replaced the Company's credit facility agreement dated September 26, 2019. See Note 12 to the Notes to the Consolidated Financial Statements for additional details.

Effective as of May 20, 2024, the termination date of the Facility was extended from May 30, 2027 to May 31, 2028 in accordance with the terms of the Company's multicurrency revolving facility agreement (the "Facility Agreement"). No other terms of the Facility Agreement or the Facility were modified. The Company paid a customary extension fee in connection with the extension of the Facility as contemplated by the Facility Agreement. As a consequence, the Company has capitalized a further $0.3 million of costs relating to the new Agreement which are to be amortized over the period to May 31, 2028.

The revolving credit facility contains terms which, if breached, would result in it becoming repayable on demand. It requires, among other matters, compliance with the following financial covenant ratios measured on a quarterly basis: (1) our ratio of net debt to EBITDA must not be greater than 3.5:1.0 and (2) our ratio of EBITDA to net interest must not be less than 4.0:1.0. Management has determined that the Company has not breached these covenants and does not expect to breach these covenants for the next 12 months.

The revolving credit facility contains restrictions which may limit our activities as well as operational and financial flexibility. We may not be able to borrow if an event of default is outstanding, which includes a material adverse change to our assets, operations or financial condition. The credit facility contains a number of restrictions that limit our ability, among other things, and subject to certain limited exceptions, to incur additional indebtedness, pledge our assets as security, guarantee obligations of third parties, make investments, effect a merger or consolidation, dispose of assets, or materially change our line of business.

At December 31, 2024, the Company had no obligations under finance leases.

Contractual Commitments

The following represents contractual commitments at December 31, 2024 and the effect of those obligations on future cash flows:

(in millions)	Total	2025	2026-27	2028-29	Thereafter
Operating activities					
Operating lease liabilities............	44.9	13.9	14.0	7.3	9.7
Operating lease future commitments..................................	0.3	0.1	0.2		
Interest payments on debt............	3.8	1.1	2.2	0.5	
Investing activities					
Capital commitments....................	35.4	35.4			
Internally developed software....	29.5	23.8	5.7		
Total..	$ 113.9	$ 74.3	$ 22.1	$ 7.8	$ 9.7

Operating activities

Operating lease commitments relate primarily to right-of-use assets at third-party manufacturing facilities, office space, motor vehicles and various items of computer and office equipment which are expected to be renewed and replaced in the normal course of business.

The interest payments on debt are the commitment fees for our $250.0 million revolving credit facility. Any interest income has been excluded.

Investing activities

Capital commitments relate to certain capital projects that the Company has committed to undertake.

Internally developed software relates to the planned completion costs for the implementation of our new Enterprise Resource Planning system for EMEA and ASPAC, including the acquisition costs for the software as well as the external and internal costs of the development.

Outlook

Our 2025 outlook remains for continued growth in Performance Chemicals and Fuel Specialties and sequential quarterly recovery in Oilfield Services. In all our businesses we share a common focus to deliver best-in-class surface active chemistry technologies and service to our global customers. Our opportunity pipeline continues to center on technologies that lower emissions, enable cleaner formulations and increase operating efficiency. We view these as long-term customer priorities in all our markets.

Operating cash generation is expected to remain positive and we continue to have significant flexibility and balance sheet strength for further M&A, dividend growth, share repurchases and organic investment.

Environmental Matters and Plant Closures

Under certain environmental laws the Company is responsible for the environmental remediation of hazardous substances or wastes at currently or formerly owned or operated properties.

As most of our manufacturing operations have been conducted outside the U.S., we expect that liability pertaining to the investigation and environmental remediation of contaminated properties is likely to be determined under non-U.S. law.

We evaluate costs for environmental remediation, decontamination and demolition projects on a regular basis. Full provision is made for those costs amounting to $60.3 million at December 31, 2024. See Note 13 of the Notes to the Consolidated Financial Statements for further details. Expenditure utilizing these provisions was $3.8 million, $4.9 million and $4.2 million in the years 2024, 2023 and 2022, respectively.

Item 7A Quantitative and Qualitative Disclosures about Market Risk

The Company uses cash reserves and floating rate debt to finance its global operations. The Company is subject to business risks inherent in non-U.S. activities, including political and economic uncertainty, import and export limitations, and market risk related to changes in interest rates and foreign currency exchange rates. The political and economic risks are mitigated by the stability of the countries in which the Company's largest operations are located. Credit limits, ongoing credit evaluation and account monitoring procedures are used to minimize bad debt risk. Collateral is not generally required.

From time to time, the Company uses derivatives, including interest rate swaps, commodity swaps and foreign currency forward exchange contracts, in the normal course of business to manage market risks. The derivatives used in hedging activities are considered risk management tools and are not used for trading purposes. In addition, the Company enters into derivative instruments with a diversified group of major financial institutions in order to manage the exposure to non-performance of such instruments. The Company's objective in managing the exposure to changes in interest rates is to limit the impact of such changes on earnings and cash flows and to lower overall borrowing costs. The Company's objective in managing the exposure to changes in foreign currency exchange rates is to reduce volatility on earnings and cash flows associated with such changes.

The Company offers fixed prices for some long-term sales contracts. As manufacturing and raw material costs are subject to variability the Company may use commodity swaps to hedge the cost of some raw materials thus reducing volatility on earnings and cash flows. The derivatives are considered risk management tools and are not used for trading purposes. The Company's objective is to manage its exposure to fluctuating costs of raw materials.

Interest Rate Risk

From time to time, the Company uses interest rate swaps to manage interest rate exposure. The Company retains a $250.0 million revolving credit facility which is available to draw down as required. The credit facility carries an interest rate for U.S. dollar denominated debt of the Secured Overnight Financing Rate ("SOFR") plus a margin of between 1.25% and 2.50% which is dependent on the Company's ratio of net debt to EBITDA. Net debt and EBITDA are non-GAAP measures of liquidity defined in the credit facility.

At December 31, 2024, $0.0 million was drawn under the revolving credit facility.

As at December 31, 2024, the Company had no debt or finance leases and $289.2 million cash and cash equivalents. Assuming variable interest returns on the cash balances, a hypothetical absolute increase or decrease of 1% in U.S. base interest rates for a one-year period would increase or decrease net income and cash flows by approximately $2.9 million before tax.

The above does not consider the effect of interest or exchange rate changes on overall activity nor management action to mitigate such changes.

Exchange Rate Risk

The Company generates an element of its revenues and incurs some operating costs in currencies other than the U.S. dollar. The reporting currency of the Company is the U.S. dollar.

The Company evaluates the functional currency of each reporting unit according to the economic environment in which it operates. Several major subsidiaries of the Company operating outside of the U.S.

have the U.S. dollar as their functional currency due to the nature of the markets in which they operate. In addition, the financial position and results of operations of some of our overseas subsidiaries are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our Consolidated Financial Statements.

The primary foreign currencies in which we have exchange rate fluctuation exposure are the European Union euro, British pound sterling and Brazilian real. Changes in exchange rates between these foreign currencies and the U.S. dollar will affect the recorded levels of our assets and liabilities, to the extent that such figures reflect the inclusion of foreign assets and liabilities which are translated into U.S. dollars for presentation in our Consolidated Financial Statements, as well as our results of operations.

The Company's objective in managing the exposure to foreign currency fluctuations is to reduce earnings and cash flow volatility associated with foreign currency exchange rate changes. Accordingly, the Company enters into various contracts that change in value as foreign currency exchange rates change to protect the U.S. dollar value of its existing foreign currency denominated assets, liabilities, commitments, and cash flows. The Company also uses foreign currency forward exchange contracts to offset a portion of the Company's exposure to certain foreign currency denominated revenues so that gains and losses on these contracts offset changes in the U.S. dollar value of the related foreign currency denominated revenues. The objective of the hedging program is to reduce earnings and cash flow volatility related to changes in foreign currency exchange rates.

The trading of our Performance Chemicals, Fuel Specialties and Oilfield Services segments is inherently naturally hedged and accordingly changes in exchange rates would not be material to our earnings or financial position. The cost base of our corporate costs, however, are largely denominated in British pound sterling. A 5% strengthening in the U.S. dollar against British pound sterling would increase reported operating income by approximately $1.4 million for a one-year period excluding the impact of any foreign currency forward exchange contracts. Where a 5% strengthening of the U.S. dollar has been used as an illustration, a 5% weakening would be expected to have the opposite effect on operating income.

Raw Material Cost Risk

We use a variety of raw materials, chemicals and energy in our manufacturing and blending processes. Many of the raw materials that we use are derived from petrochemical-based and vegetable-based feedstocks which can be subject to periods of rapid and significant cost instability. These fluctuations in cost can be caused by political instability in oil producing nations and elsewhere, or other factors influencing global supply and demand of these materials, over which we have little or no control. We use long-term contracts (generally with fixed or formula-based costs) and advance bulk purchases to help ensure availability and continuity of supply, and to manage the risk of cost increases. From time to time we enter into hedging arrangements for certain raw materials, but do not typically enter into hedging arrangements for all raw materials, chemicals or energy costs. Should the costs of raw materials, chemicals or energy increase, and should we not be able to pass on these cost increases to our customers, then operating margins and cash flows from operating activities would be adversely impacted. Should raw material costs increase significantly, then the Company's need for working capital could similarly increase. Any of these risks could adversely impact our results of operations, financial position and cash flows.

Item 8 Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Innospec Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Innospec Inc. and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of income, comprehensive income, equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Plant Closure Provisions

As described in Notes 2 and 13 to the consolidated financial statements, at December 31, 2024, the Company has recognized plant closure provisions of $60.3 million, the majority of which relates to asset retirement obligations. The Company recognizes asset retirement obligations when there is an obligation based on a legal requirement, including those arising from Company promises, and the costs can be reasonably estimated. The Company must comply with environmental legislation in the countries in which it operates or has operated in and annually reassesses the program of work required. This includes estimating the credit-adjusted risk free rate and the timing and cost of performing the remediation work. Management receives input from specialists to develop these estimates and assumptions utilizing the latest information available together with experience of recent costs.

The principal considerations for our determination that performing procedures relating to the plant closure provisions is a critical audit matter are: (i) the significant judgment made by management when developing the estimate; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management's significant assumptions relating to the recognition and measurement of the asset retirement obligations; (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the recognition and measurement of the plant closure provisions. These procedures also included, among others: (i) testing management's process to recognize and measure the plant closure provisions; (ii) evaluating the appropriateness of the discounted cash flows model; (iii) testing completeness and accuracy of the underlying data used in the calculation of the plant closure provisions; (iv) evaluating the reasonableness of significant assumptions related to the assessment of the program of work required; the timing and cost of performing the remediation work; and the credit-adjusted risk-free rate; and (iv) evaluating the scope, competency, and objectivity of management's specialists based on the work they were engaged to perform. Professionals with specialized skill and knowledge were used to assist in evaluating management's method and the reasonableness of the significant assumptions in respect of the program of the work required and the timing and cost of performing the remediation work.

/s/ PricewaterhouseCoopers LLP
Manchester, United Kingdom
February 19, 2025.

We have served as the Company's auditor since 2019.

CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share and per share data)

	Years ended December 31,		
	2024	**2023**	**2022**
Net sales	$ 1,845.4	$ 1,948.8	$ 1,963.7
Cost of goods sold	(1,302.5)	(1,357.7)	(1,377.0)
Gross profit	542.9	591.1	586.7
Operating expenses:			
Selling, general and administrative	(314.0)	(387.8)	(360.7)
Research and development	(47.8)	(41.7)	(38.7)
Adjustment to fair value of contingent consideration	(3.4)	—	—
Profit on disposal	0.2	—	—
Total operating expenses	(365.0)	(429.5)	(399.4)
Operating income	177.9	161.6	187.3
Other income/(expense), net	9.6	10.5	(1.6)
Pension scheme settlement charge	(155.6)	—	—
Interest income/(expense), net	9.3	2.3	(1.1)
Income before income tax expense	41.2	174.4	184.6
Income tax expense	(5.6)	(35.3)	(51.6)
Net income	$ 35.6	$ 139.1	$ 133.0
Earnings per share:			
Basic	$ 1.43	$ 5.60	$ 5.37
Diluted	$ 1.42	$ 5.56	$ 5.32
Weighted average shares outstanding (in thousands):			
Basic	24,932	24,851	24,787
Diluted	25,119	25,022	24,982

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions)

Total comprehensive income for the years ended December 31	2024		2023		2022
Net income	$ 35.6	$	139.1	$	133.0
Changes in cumulative translation adjustment (1)	(33.7)		18.3		(34.7)
Amortization of prior service cost	8.4		0.5		0.5
Amortization of actuarial net losses/(gains)	(0.2)		(2.1)		0.5
Actuarial net losses arising during the year	(28.3)		(23.4)		(93.9)
Pension scheme settlement	138.1		—		—
Other comprehensive income, before tax	119.9		132.4		5.4
Income tax income/(expense) related to other comprehensive income	(27.2)		3.8		29.3
Total comprehensive income	$ 92.7	$	136.2	$	34.7

(1) Amounts are before tax of $13.6 million in 2024, $(2.4) million in 2023 and $5.5 million in 2022.

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share data)

	At December 31			
	2024		**2023**	
Assets				
Current assets:				
Cash and cash equivalents	$	289.2	$	203.7
Trade and other accounts receivable (less allowances of $11.9 million and $10.3 million, respectively)		341.7		359.8
Inventories (less allowances of $34.6 million and $28.1 million, respectively):				
Finished goods		197.9		215.7
Raw materials		103.1		84.4
Total inventories		301.0		300.1
Prepaid expenses		21.0		18.7
Prepaid income taxes		3.1		2.8
Other current assets		0.6		0.6
Total current assets		956.6		885.7
Net property, plant and equipment		269.7		268.3
Operating leases right-of-use assets		44.8		45.1
Goodwill		382.5		399.3
Other intangible assets		65.4		57.3
Deferred tax assets		9.4		10.4
Pension asset		2.4		35.1
Other non-current assets		3.9		6.2
Total assets	$	1,734.7	$	1,707.4
Liabilities and Equity				
Current liabilities:				
Accounts payable	$	163.8	$	163.6
Accrued liabilities		169.1		185.9
Current portion of operating lease liabilities		13.9		13.6
Current portion of plant closure provisions		5.0		4.6
Current portion of accrued income taxes		19.6		2.6
Current portion of unrecognized tax benefits		—		1.2
Total current liabilities		371.4		371.5
Operating lease liabilities, net of current portion		31.0		31.6
Plant closure provisions, net of current portion		55.3		57.0
Accrued income taxes, net of current portion		—		11.6
Unrecognized tax benefits, net of current portion		—		13.6
Deferred tax liabilities		23.5		33.5
Pension liabilities and post-employment benefits		13.1		13.3
Acquisition-related contingent consideration		20.1		23.4
Other non-current liabilities		4.2		2.3
Total liabilities		518.6		557.8
Equity:				
Common stock, $0.01 par value, authorized 40,000,000 shares, issued 29,554,500 shares		0.3		0.3
Additional paid-in capital		369.9		361.0
Treasury stock (4,594,943 and 4,686,511 shares at cost, respectively)		(93.0)		(94.3)
Retained earnings		1,025.0		1,028.2
Accumulated other comprehensive loss		(91.0)		(148.1)
Total Innospec stockholders' equity		1,211.2		1,147.1
Non-controlling interest		4.9		2.5
Total equity		1,216.1		1,149.6
Total liabilities and equity	$	1,734.7	$	1,707.4

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

| | Years ended December 31, | | |
	2024	2023	2022
Cash Flows from Operating Activities			
Net income	$ 35.6	$ 139.1	$ 133.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	43.5	39.3	40.1
Adjustment to fair value of contingent consideration	3.4	—	—
Deferred taxes	(39.3)	3.6	(5.5)
Profit on disposal of property, plant and equipment	(0.2)	—	—
Non-cash income of defined benefit pension plans	151.9	(3.3)	(2.5)
Stock option compensation	8.5	8.0	6.7
Changes in assets and liabilities, net of effects of acquired and divested companies:			
Trade and other accounts receivable	4.3	(12.6)	(55.5)
Inventories	(11.8)	83.0	(98.5)
Prepaid expenses	(2.8)	(4.2)	4.6
Accounts payable and accrued liabilities	(4.5)	(26.9)	54.2
Plant closure provisions	0.9	4.0	1.1
Accrued income taxes	6.3	(25.9)	9.4
Unrecognized tax benefits	(14.8)	1.4	(2.9)
Other assets and liabilities	3.5	1.8	(2.5)
Net cash provided by operating activities	184.5	207.3	81.7
Cash Flows from Investing Activities			
Capital expenditures	(41.4)	(62.1)	(39.6)
Proceeds on disposal of property, plant and equipment	0.5	0.1	0.2
Business combinations, net of cash acquired	(0.2)	(34.7)	—
Internally developed software	(20.9)	(15.1)	(2.7)
Net cash used in investing activities	(62.0)	(111.8)	(42.1)
Cash Flows from Financing Activities			
Non-controlling interest	2.4	—	1.8
Repayment of term loan	—	(2.3)	—
Repayment of finance leases	—	—	(0.1)
Refinancing costs	(0.3)	(1.4)	—
Dividend paid	(38.8)	(35.1)	(31.7)
Issue of treasury stock	2.1	0.9	2.2
Repurchase of common stock	(0.7)	(1.1)	(5.9)
Net cash used in financing activities	(35.3)	(39.0)	(33.7)
Effect of foreign currency exchange rate changes on cash	(1.7)	0.1	(0.6)
Net change in cash and cash equivalents	85.5	56.6	5.3
Cash and cash equivalents at beginning of year	203.7	147.1	141.8
Cash and cash equivalents at end of year	$ 289.2	$ 203.7	$ 147.1

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EQUITY
(in millions)

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Non-controlling Interest	Total Equity
Balance at December 31, 2021	$ 0.3	$ 346.7	$ (90.6)	$ 822.9	$ (46.9)	$ 0.6	$ 1,033.0
Net income				133.0			133.0
Dividend paid ($1.28 per share)				(31.7)			(31.7)
Changes in cumulative translation adjustment, net of tax					(29.2)		(29.2)
Non-controlling interest investment						1.8	1.8
Treasury stock re-issued		0.7	1.0				1.7
Treasury stock repurchased			(5.8)				(5.8)
Stock option compensation		6.7					6.7
Amortization of prior service cost, net of tax					0.4		0.4
Amortization of actuarial net losses, net of tax					0.4		0.4
Actuarial net losses during the year, net of tax					(69.9)		(69.9)
Balance at December 31 2022	$ 0.3	$ 354.1	$ (95.4)	$ 924.2	$ (145.2)	$ 2.4	$ 1,040.4
Net income				139.1			139.1
Dividend paid ($1.41 per share)				(35.1)			(35.1)
Changes in cumulative translation adjustment, net of tax					15.9		15.9
Share of net income						0.1	0.1
Treasury stock re-issued		(1.1)	2.2				1.1
Treasury stock repurchased			(1.1)				(1.1)
Stock option compensation		8.0					8.0
Amortization of prior service cost, net of tax					0.4		0.4
Amortization of actuarial net gains, net of tax					(1.7)		(1.7)
Actuarial net losses arising during the year, net of tax					(17.5)		(17.5)
Balance at December 31 2023	$ 0.3	$ 361.0	$ (94.3)	$ 1,028.2	$ (148.1)	$ 2.5	$ 1,149.6
Net income				35.6			35.6
Dividend paid ($1.55 per share)				(38.8)			(38.8)
Changes in cumulative translation adjustment, net of tax					(20.1)		(20.1)
Share of net income						2.4	2.4
Treasury stock re-issued		0.4	2.0				2.4
Treasury stock repurchased			(0.7)				(0.7)
Stock option compensation		8.5					8.5
Amortization of prior service cost, net of tax					6.3		6.3
Amortization of actuarial net gains, net of tax					(0.2)		(0.2)
Actuarial net losses arising during the year, net of tax					(21.3)		(21.3)
Pension scheme settlement					92.4		92.4
Balance at December 31 2024	$ 0.3	$ 369.9	$ (93.0)	$ 1,025.0	$ (91.0)	$ 4.9	$ 1,216.1

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1.   Nature of Operations

Innospec develops, manufactures, blends, markets and supplies a wide range of specialty chemicals to markets in the Americas, Europe, the Middle East, Africa and Asia-Pacific. Our Performance Chemicals business creates innovative technology-based solutions for our customers in the personal care, home care, agrochemical, construction, mining and other industrial markets. Our Fuel Specialties business specializes in manufacturing and supplying fuel additives that improve fuel efficiency, boost engine performance and reduce harmful emissions. Our Oilfield Services business supplies chemicals for drilling, completion, production and DRA which make exploration and production more effective, cost-efficient and environmentally friendly.

Note 2.   Accounting Policies

Basis of preparation: The consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") in the United States of America on a going concern basis and include all subsidiaries of the Company where the Company has a controlling financial interest. All intercompany accounts and balances have been eliminated upon consolidation. In accordance with GAAP in the United States of America, the results of operations of an acquired or disposed business are included or excluded from the consolidated financial statements from the date of acquisition or disposal.

Use of estimates: The preparation of the consolidated financial statements, in accordance with GAAP in the United States of America, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue recognition: Our revenues are primarily derived from the manufacture and sale of specialty chemicals. We recognize revenue when control of the product is transferred to our customer and for an amount that reflects the consideration we expect to collect from the customer. Control is generally transferred to the customer when title transfers (which may include physical possession by the customer), we have a right to payment from the customer, the customer has accepted the product, and the customer has assumed the risks and rewards of ownership. We have supplier managed inventory arrangements with some of our customers to facilitate on-demand product availability. In some cases, the inventory resides at a customer site, although title has not transferred, we are not entitled to payment, and we have not invoiced for the product. We have evaluated the contract terms under these arrangements and have determined that control transfers when the customer uses the product, at which time revenue is recognized. Our contracts generally include one performance obligation, which is providing specialty chemicals. The performance obligation is satisfied at a point in time when products are shipped, delivered, or consumed by the customer, depending on the underlying contracts.

While some of our customers have payment terms beyond 30 days, we do not provide extended payment terms of a year or more, nor do our contracts include a financing component. Some of our contracts include variable consideration in the form of rebates. We record rebates at the point of sale as a reduction in sales when we can reasonably estimate the amount of the rebate. The estimates are based on our best judgment at the time of sale, which includes anticipated as well as historical performance.

Taxes assessed by a governmental authority which are concurrent with sales to our customers, including sales, use, value-added, and revenue-related excise taxes, are collected by us from the customer and are not included in net sales, but are reflected in accrued liabilities until remitted to the appropriate governmental authority. When we are responsible for shipping and handling costs after title has transferred, we account for those as fulfilment costs and include them in cost of goods sold.

Components of net sales: All amounts billed to customers relating to shipping and handling are classified as net sales. Shipping and handling costs incurred by the Company are classified as cost of goods sold.

Components of cost of goods sold: Cost of goods sold is comprised of raw material costs including inbound freight, duty and non-recoverable taxes, inbound handling costs associated with the receipt of raw materials, packaging materials, manufacturing costs including labor costs, maintenance and utility costs, plant and engineering overheads, amortization expense for certain other intangible assets, warehousing and outbound shipping costs and handling costs. Inventory losses and provisions and the costs of customer claims are also recognized in the cost of goods line item.

Components of selling, general and administrative expenses: Selling expenses comprise the costs of the direct sales force, and the sales management and customer service departments required to support them. It also comprises commission charges, the costs of sales conferences and trade shows, the cost of advertising and promotions, amortization expense for certain other intangible assets, and the cost of bad and doubtful debts. General and administrative expenses comprise the cost of support functions including accounting, human resources, information technology and the cost of group functions including corporate management, finance, tax, treasury, investor relations and legal departments. Provision of management's best estimate of legal and settlement costs for litigation in which the Company is involved is accounted for in the administrative expense line item.

Research and development expenses: Research, development and testing costs are expensed to the income statement as incurred.

Earnings per share: Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of options that are dilutive and outstanding during the period.

Foreign currencies: The Company's policy is that foreign exchange differences arising on the translation of the balance sheets of entities that have functional currencies other than the U.S. dollar are taken to a separate equity reserve, the cumulative translation adjustment. In entities where the U.S. dollar is the functional currency no gains or losses on translation occur, and gains or losses on monetary assets relating to currencies other than the U.S. dollar are taken to the income statement in other income/(expense), net. Gains and losses on intercompany foreign currency loans which are long-term in nature, which the Company does not intend to settle in the foreseeable future, are also recorded in accumulated other comprehensive loss. Other foreign exchange gains or losses are also included in other income, net in the income statement.

Share-based compensation plans: The Company accounts for employee stock options and stock equivalent units under the fair value method. Stock options are fair valued at the grant date and the fair value is recognized straight-line over the vesting period of the option. Stock equivalent units are fair valued at each balance sheet date and the fair value is spread over the remaining vesting period of the unit.

Business combinations: The acquisition method of accounting requires that we recognize the assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of consideration transferred over the acquisition date net fair values of the assets acquired and the liabilities assumed.

The determination of the fair values of certain assets and liabilities are usually based on significant estimates provided by management, such as forecast revenue or profit. In determining the fair value of intangible assets, an income approach is generally used and may incorporate the use of a discounted cash flow method. In applying the discounted cash flow method, the estimated future cash flows and residual values for each intangible asset are discounted to a present value using a discount rate appropriate to the business being acquired. These cash flow projections are based on management's estimates of economic and market conditions including revenue growth rates, operating margins, capital expenditures and working capital requirements.

Cash equivalents: Investment securities with maturities of three months or less when purchased are considered to be cash equivalents.

Trade and other accounts receivable: The Company records trade and other accounts receivable at net realizable value and maintains allowances for customers not making required payments. The Company determines the adequacy of allowances by periodically evaluating each customer receivable considering our customer's financial condition, credit history and current economic conditions.

The Company is exposed to credit losses primarily through sales of products. The Company's expected loss allowance methodology for trade and other accounts receivable is developed using historical collection experience, current and future economic and market conditions and a review of the current status of customers' receivables. Due to the short-term nature of such receivables, the estimate of accounts receivable amounts that may not be collected is based on aging of the accounts receivable balances and the financial condition of customers. Additionally, a further allowance is included to account for the Company's historical track record of credit losses, for balances which are not aged sufficiently to be considered under the aging based approach.

Inventories: Inventories are stated at the lower of cost (FIFO method) or market value. Cost includes materials, labor and an appropriate proportion of plant overheads. The Company accrues volume discounts where it is probable that the required volume will be attained and the amount can be reasonably estimated. The volume discounts are recorded as a reduction in the cost of materials based on projected purchases over the period of the agreement. Inventories are adjusted for estimated obsolescence and written down to market value based on estimates of future demand and market conditions.

Acquisition-related contingent consideration: Contingent consideration payable in cash is discounted to its fair value at each balance sheet date using the Company's credit-adjusted risk-free rate. Where contingent consideration is dependent upon pre-determined financial targets, an estimate of the fair value of the likely consideration payable is made at each balance sheet date.

Property, plant and equipment: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is provided over the estimated useful lives of the assets using the straight-line method and is allocated between cost of goods sold and operating expenses. The cost of additions and improvements are capitalized. Maintenance and repairs are charged to expenses as incurred. When assets are sold or retired the associated cost and accumulated depreciation are removed from the consolidated financial statements and any related gain or loss is included in earnings. The estimated useful lives of the major classes of depreciable assets are as follows:

Buildings	7 to 25 years
Equipment	3 to 10 years

Goodwill: Goodwill is deemed to have an indefinite life and is subject to at least annual impairment assessments at the reporting unit level. The Company considers that its reporting units are consistent with its reportable segments. The components in each segment (including products, markets and competitors) have similar economic characteristics and the segments, therefore, reflect the lowest level at which operations and cash flows can be sufficiently distinguished, operationally and for financial reporting purposes, from the rest of the Company.

Initially we perform a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50%) that the fair value of a reportable segment is less than the carrying amount prior to performing a quantitative goodwill impairment test. The annual measurement date for impairment assessment of the goodwill relating to the Performance Chemicals, Fuel Specialties and Oilfield Services segments is December 31 each year. Factors utilized in the qualitative assessment process include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance and Company specific events.

If a quantitative test is required, we assess the fair value based on projected post-tax cash flows discounted at the Company's weighted average cost of capital. These fair value techniques require management judgment and estimates including revenue growth rates, projected operating margins, changes in working capital and discount rates. We would develop these assumptions by considering recent financial performance and industry growth estimates.

O*ther intangible assets:* Other intangible assets are deemed to have finite lives and are amortized using the straight-line method over their estimated useful lives. The Company capitalizes software development costs as intangible assets, including licenses, subsequent to the establishment of technological feasibility. These assets are tested for potential impairment when events occur or circumstances change, which suggest an impairment may have occurred.

In order to facilitate testing for potential impairment the Company groups together assets at the lowest possible level for which cash flow information is available. Undiscounted future cash flows expected to result from the asset groups are compared with the carrying value of the assets and, if such cash flows are lower, an impairment loss may be recognized. The amount of the impairment loss is the difference between the fair value and the carrying value of the assets. Fair values are determined using post-tax cash flows discounted at the Company's weighted average cost of capital. If events occur or circumstances change it may cause a reduction in the periods over which the assets are amortized or result in a non-cash impairment of their carrying value. A reduction in the amortization periods would have no impact on cash flows.

The estimated useful lives of the major classes of assets are as follows:

Technology	10 to 17 years
Customer lists	7 to 15 years
Brand names	5 to 10 years
Product rights	9 to 10 years
Internally developed software	3 to 12 years
Marketing related	11 years

Leases: We determine if an arrangement is a lease at inception. The present value of the future lease payments for operating leases is included in operating lease right-of-use ("ROU") assets, and operating lease liabilities (current and non-current) on our consolidated balance sheet at the reporting date. The carrying value of assets under finance leases is included in property, plant and equipment and finance lease liabilities (current and non-current) on our consolidated balance sheet at the reporting date.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of future lease payments over the remaining lease term. Very few of our leases have renewal options or early termination break clauses, but where they do, we have assessed the term of the lease based on any options being exercised only if they are reasonably certain. As most of our leases do not provide an implicit interest rate, we use our incremental borrowing rate based on the information available at point of recognition in determining the present value of future payments.

The operating lease ROU asset excludes lease incentives and initial direct costs incurred. Lease expense for lease payments is recognized on a straight-line basis over the lease term unless payments are variable per the agreement. We do not separate related non-lease components from lease components. Where we have lease payments linked to an index or inflationary rate, this rate has been used to value the asset and liability at the inception of the lease. If the payments are not linked to a specific index or inflationary rate, but can vary during the term of the agreement, they have been included at their actual value for each future period. In some circumstances the future expected payments may be dependent on other factors, for example production volumes, in which case we have used the minimum future expected payments to value the asset.

We do not recognize a ROU asset or operating lease liability for short-term leases (with a length of one year or less), and any associated cost is recognized, as incurred, through the income statement.

Deferred finance costs: The costs relating to debt financing are capitalized and amortized using the effective interest method over the expected life of the debt financing facility. The amortization charge is included in interest expense in the income statement.

Impairment of long-lived assets: The Company reviews the carrying value of its long-lived assets, including buildings and equipment, whenever changes in circumstances suggest that the carrying values may be impaired. In order to facilitate this test, the Company groups together assets at the lowest possible level for which cash flow information is available. Undiscounted future cash flows expected to result from the asset groups are compared with the carrying value of the asset groups and if they are lower an impairment loss may be recognized. The amount of the impairment loss is the difference between the fair value and the carrying value of the asset groups. Fair values are determined using post-tax cash flows discounted at the Company's weighted average cost of capital.

Derivative instruments: From time to time, the Company uses various derivative instruments including forward currency contracts, options, interest rate swaps and commodity swaps to manage certain exposures. These instruments are entered into under the Company's corporate risk management policy to minimize exposure and are not for speculative trading purposes. The Company recognizes all derivatives as either current or non-current assets or liabilities in the consolidated balance sheet and measures those instruments at fair value. Changes in the fair value of derivatives that are not designated as hedges, or do not meet the requirements for hedge accounting, are recognized in earnings. Derivatives which are designated as hedges are tested for effectiveness on a quarterly basis and marked to market. The ineffective portion of the derivative's change in value is recognized in earnings. The effective portion is recognized in other comprehensive income until the hedged item is recognized in earnings.

Plant closure provisions: This includes both environmental compliance and remediation costs. Environmental compliance costs include ongoing maintenance, monitoring and similar costs and extend to environmental liabilities that result from other-than-normal operation of long-lived assets, for example pollution. Remediation costs relate to asset retirement obligations at our current and former manufacturing sites following retirement of the long-lived assets, linked to their normal operation. We recognize environmental remediation liabilities when they are probable and the costs can be reasonably estimated, and asset retirement obligations when there is an obligation based on a legal requirement, including those arising from a Company promise, and the costs can be reasonably estimated. The vast majority of our plant closure provision relates to our Ellesmere Port site in the United Kingdom.

The Company must comply with environmental legislation in the countries in which it operates or has operated in and annually reassesses the program of work required. This includes estimating the credit-adjusted risk-free rate and the timing and cost of performing the remediation work. Management receives input from specialists to develop these estimates and assumptions utilizing the latest information available together with experience of recent costs. While we believe our assumptions for the liabilities are reasonable, they are subjective estimates and it is possible that variations in any of the assumptions will result in materially different calculations to the liabilities we have reported. Costs of future obligations are discounted to their present values using the Company's credit-adjusted risk-free rate.

Pension plans and other post-employment benefits: The Company recognizes the funded status of defined benefit post-retirement plans on the consolidated balance sheets and changes in the funded status in comprehensive income. The measurement date of the plan's funded status is the same as the Company's fiscal year-end. The service costs are recognized as employees render the services necessary to earn the post-employment benefits. Prior service costs and credits and actuarial gains and losses are amortized over the average remaining life expectancy of the inactive participants using the corridor method. The insurance contracts are adjusted each reporting period to reflect the estimated fair value of the premium that would be paid for such contracts at that time.

Movements in the Projected Benefit Obligation ("PBO") are dependent on our assumptions in respect of the discount rate, annual member mortality rates, future return on assets and future inflation.

The Company previously maintained a defined benefit pension plan covering certain current and former employees in the United Kingdom (the "UK Plan"). In May 2022, the trustees of the UK Plan entered into an agreement with Legal and General Assurance Society Limited ("L&G") to acquire an insurance policy that operates as an investment asset, with the intent of matching the remaining uninsured part of the UK Plan's future cash outflow arising from the accrued pension liabilities of members. Such an arrangement is commonly termed as a "buy-in". This followed previous partial buy-ins with Just Retirement Limited ("Just") entered into in 2015. Since May 2022, the trustees of the UK Plan have been working towards a buy-out, where the company is no longer responsible for the future obligation for retirement benefits due to current and former employees. This work was completed in the fourth quarter of 2024, with L&G and Just now responsible for the respective members included in the previous buy-ins via issuance of individual insurance policies to members.

Income taxes: The Company provides for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the relevant tax bases of the assets and liabilities. The Company then evaluates the need for a valuation allowance to reduce deferred tax assets to the amount more likely than not to be realized. The effect on deferred taxes of a change in tax rates is recognized in the period that includes the enactment date. The Company recognizes the tax benefit from a tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes accrued interest and penalties associated with unrecognized tax benefits as part of income taxes in our consolidated statements of income if required.

Note 3.   Segment Reporting and Geographical Area Data

The Performance Chemicals, Fuel Specialties and Oilfield Services segments operate in markets where we actively seek growth opportunities although their ultimate customers are different.

Our Performance Chemicals segment provides innovative technology-based solutions for our customers' processes or products in personal care, home care, agrochemical, construction, mining and other industrial markets.

Our Fuel Specialties segment develops, manufactures, blends, markets and supplies a range of specialty chemical products used as additives in diesel, jet, marine, fuel oil and other fuels.

Our Oilfield Services segment develops and markets chemical solutions for drilling, completion, production, DRA and oil and gas applications.

In 2023, the Company had a significant customer in the Oilfield Services segment which accounted for $265.2 million and 13.6% (2022 - $222.2 million and 11.3%) of the group's net sales. In 2024, the net sales to this customer did not exceed 10% of the group's net sales.

The Chief Operating Decision Maker ("CODM") is the President and Chief Executive Officer (the Principal Executive Officer) and is a Director of Innospec Inc.. The CODM evaluates the performance of the Company's segments and makes strategic decisions relating to the Company's allocation of resources, based on the segments' monthly gross profit and operating income.

The following table analyzes financial information by the Company's reportable segments:

(in millions)	2024		2023		2022	
Net Sales:						
Personal Care	$	390.0	$	352.7	$	393.3
Home Care		106.6		86.8		94.2
Other		157.1		122.1		152.2
Performance Chemicals		653.7		561.6		639.7
Refinery and Performance		517.4		540.6		552.6
Other		183.7		155.3		177.6
Fuel Specialties		701.1		695.9		730.2
Oilfield Services		490.6		691.3		593.8
Total net sales	$	1,845.4	$	1,948.8	$	1,963.7
Gross profit:						
Performance Chemicals		148.4		105.6		150.0
Fuel Specialties		239.9		215.1		221.9
Oilfield Services		154.6		270.4		214.8
Total gross profit	$	542.9	$	591.1	$	586.7
Operating income/(expense):						
Performance Chemicals	$	82.9	$	54.5	$	95.3
Fuel Specialties		129.6		109.7		121.7
Oilfield Services		38.8		78.6		41.7
Corporate costs		(70.2)		(81.2)		(71.4)
Adjustment to fair value of contingent consideration		(3.4)		—		—
Profit on disposal		0.2		—		—
Total operating income	$	177.9	$	161.6	$	187.3
Identifiable assets at year-end:						
Performance Chemicals	$	598.3	$	580.1	$	610.4
Fuel Specialties		553.8		529.2		500.6
Oilfield Services		272.5		310.8		297.8
Corporate		310.1		287.3		194.9
Total assets	$	1,734.7	$	1,707.4	$	1,603.7

The difference between net sales and gross profit is defined as cost of goods sold. For further information see the relevant accounting policy within Note 2 of the Notes to the Financial Statements.

The difference between segmental gross profit and operating income/(expense) is split between selling, general and administrative expenses and research and development expenses. For further information see the relevant accounting policies within Note 2 of the Notes to the Financial Statements.

The following table analyzes cost of goods sold by the Company's reportable segments:

(in millions)	2024		2023		2022	
Performance Chemicals	$	505.3	$	456.0	$	489.7
Fuel Specialties		461.2		480.8		508.3
Oilfield Services		336.0		420.9		379.0
Total cost of goods sold	$	1,302.5	$	1,357.7	$	1,377.0

The following table analyzes selling, general and administrative expenses and research and development expenses by the Company's reportable segments:

(in millions)	2024		2023		2022	
Performance Chemicals	$	65.5	$	51.1	$	54.7
Fuel Specialties		110.3		105.4		100.2
Oilfield Services		115.8		191.8		173.1
Corporate		70.2		81.2		71.4
Total selling, general and administrative expenses and research and development expenses	$	361.8	$	429.5	$	399.4

The Company includes within the corporate costs line item the costs of:

- managing the group as a company with securities listed on the NASDAQ and registered with the SEC;

- the CEO's office, group finance, group human resources, group legal and compliance counsel, and investor relations;

- running the corporate offices in the U.S. and Europe;

- the corporate development function since they do not relate to the current trading activities of our other reporting segments; and

- the corporate share of the information technology, product technology, safety, health, environment, accounting and human resources departments.

The following tables analyze sales and other financial information by location:

(in millions)	2024		2023		2022	
Net sales by source:						
United States	$	1,039.7	$	1,227.2	$	1,204.4
United Kingdom		823.4		857.7		932.5
Rest of World		288.9		199.4		225.1
Sales between areas		(306.6)		(335.5)		(398.3)
	$	1,845.4	$	1,948.8	$	1,963.7
Income before income taxes:						
United States	$	90.2	$	95.2	$	106.3
United Kingdom		(24.6)		59.1		43.2
Rest of World		(24.4)		20.1		35.1
	$	41.2	$	174.4	$	184.6
Long-lived assets at year-end:						
United States	$	156.2	$	156.3	$	146.9
United Kingdom		88.0		73.7		50.6
Rest of World		133.6		137.6		112.7
	$	377.8	$	367.6	$	310.2
Identifiable assets at year-end:						
United States	$	593.6	$	613.7	$	558.4
United Kingdom		488.2		434.9		462.3
Rest of World		270.4		259.5		224.2
Goodwill		382.5		399.3		358.8
	$	1,734.7	$	1,707.4	$	1,603.7

Sales by geographical area are reported by source, being where the transactions originated. Intercompany sales are priced using an appropriate pricing methodology and are eliminated in the consolidated financial statements.

Identifiable assets are those directly associated with the operations of the geographical area.

Goodwill has not been allocated by geographical location on the grounds that it would be impracticable to do so.

Note 4.   Earnings per Share

Basic earnings per share is based on the weighted average number of common shares outstanding during the period. Diluted earnings per share includes the effect of options that are dilutive and outstanding during the period. Per share amounts are computed as follows:

	2024	2023	2022
Numerator (in millions):			
Net income available to common stockholders	$ 35.6	$ 139.1	$ 133.0
Denominator (in thousands):			
Weighted average common shares outstanding	24,932	24,851	24,787
Dilutive effect of stock options and awards	187	171	195
Denominator for diluted earnings per share	25,119	25,022	24,982
Net income per share, basic:	$ 1.43	$ 5.60	$ 5.37
Net income per share, diluted:	$ 1.42	$ 5.56	$ 5.32

In 2024, 2023 and 2022 the average number of anti-dilutive options excluded from the calculation of diluted earnings per share were 10,413, 20,334 and 79,145 respectively.

Note 5.   Acquisition of QGP Química Geral

On December 8, 2023, the Company acquired QGP Química Geral ("QGP"). A portion of the consideration is deferred and payable in cash by December 7, 2026, and contingent on the financial performance of QGP for the 12 months ended June 30, 2026. The fair value of this deferred, contingent consideration at December 31, 2024 and 2023 was $20.1 million and $23.4 million, respectively. This deferred, contingent consideration will be updated at each balance sheet date based on the latest available information.

Note 6.   Property, Plant and Equipment

Property, plant and equipment consists of the following:

(in millions)	2024	2023
Land	$ 21.6	$ 22.8
Buildings	88.7	81.9
Equipment	439.6	418.1
Work in progress	62.1	69.5
Total gross cost	612.0	592.3
Less accumulated depreciation and impairment	(342.3)	(324.0)
Total net book value	$ 269.7	$ 268.3

Of the total net book value of equipment at December 31, 2024, $0.0 million are in respect of assets held under finance leases (2023 – $0.0 million).

Depreciation charges were $31.0 million, $27.9 million and $25.7 million in 2024, 2023 and 2022, respectively.

Note 7.   Leases

We have operating and finance leases for toll manufacturing facilities, warehouse storage, land, buildings, plant and equipment. Our leases have remaining lease terms of up to 21 years, some of which include options to terminate the leases within 1 year.

The components of lease expense were as follows:

(in millions)	Twelve Months Ended December 31 2024	Twelve Months Ended December 31 2023	Twelve Months Ended December 31 2022
Operating lease cost	17.1	17.9	15.6
Short-term lease cost	8.7	8.1	7.2
Variable lease cost	—	—	0.3
Total lease cost	$ 25.8	$ 26.0	$ 23.1

Supplemental cash flow information related to leases is as follows:

(in millions)	Twelve Months Ended December 31 2024	Twelve Months Ended December 31 2023	Twelve Months Ended December 31 2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 25.9	$ 26.1	$ 23.1
Operating cash flows from finance leases	—	—	0.1
Right-of-use assets obtained in exchange for new lease obligations:			
Operating leases	$ 7.7	$ 7.8	$ 14.9

Supplemental balance sheet information related to leases is as follows:

(in millions except lease term and discount rate)	December 31, 2024	December 31, 2023
Operating leases:		
Operating lease right-of-use assets	$ 44.8	$ 45.1
Current portion of operating lease liabilities	$ 13.9	$ 13.6
Operating lease liabilities, net of current portion	31.0	31.6
Total operating lease liabilities	$ 44.9	$ 45.2
Weighted average remaining lease term:		
Operating leases	5.6 years	6.2 years
Weighted average discount rate:		
Operating leases	3.8%	3.5%

Maturities of lease liabilities were as follows as at December 31, 2024:

(in millions)	Operating Leases
Within one year	$ 14.3
Year two	9.8
Year three	5.7
Year four	5.1
Year five	3.9
Thereafter	11.7
Total lease payments	50.5
Less imputed interest	(5.6)
Total	$ 44.9

As of December 31, 2024, additional operating and finance leases that have not yet commenced are $0.3 million.

Maturities of lease liabilities were as follows as at December 31, 2023:

(in millions)	Operating Leases
Within one year	$ 14.0
Year two	10.0
Year three	7.3
Year four	3.3
Year five	3.0
Thereafter	12.6
Total lease payments	50.2
Less imputed interest	(5.0)
Total	$ 45.2

As of December 31, 2023, additional operating and finance leases that have not yet commenced are $5.8 million.

Note 8.   Goodwill

The following table analyzes goodwill movement for 2024 and 2023.

(in millions)	Performance Chemicals		Fuel Specialties		Oilfield Services		Total	
At December 31, 2022								
Gross cost	$	106.5	$	207.5	$	44.8	$	358.8
Accumulated impairment losses		—		—		—		—
Net book amount	$	106.5	$	207.5	$	44.8	$	358.8
Additions		37.4		—		—		37.4
Exchange effect		3.0		0.1		—		3.1
At December 31, 2023								
Gross cost	$	146.9	$	207.6	$	44.8	$	399.3
Accumulated impairment losses		—		—		—		—
Net book amount	$	146.9	$	207.6	$	44.8	$	399.3
Adjustment to the acquired fair values		(3.1)		—		—		(3.1)
Exchange effect		(13.7)		(0.1)		0.1		(13.7)
At December 31, 2024								
Gross cost	$	130.1	$	207.5	$	44.9	$	382.5
Accumulated impairment losses		—		—		—		—
Net book amount	$	130.1	$	207.5	$	44.9	$	382.5

The Company's reporting units, the level at which goodwill is tested for impairment, are consistent with the reportable segments: Performance Chemicals, Fuel Specialties and Oilfield Services.

On December 8, 2023, the Company acquired QGP. This resulted in goodwill of $37.4 million being recognized within our Performance Chemicals segment. In the second quarter of 2024, the fair value of the acquired net assets was revised. As a result of these remeasurement period adjustments, there was an increase of $3.1 million to the fair value of the net assets acquired, with a corresponding decrease to the acquired goodwill.

The components in each segment (including products, markets and competitors) have similar economic characteristics and the segments, therefore, reflect the lowest level at which operations and cash flows can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company.

The Company assesses goodwill for impairment on at least an annual basis, initially based on a qualitative assessment to determine whether it is more likely than not that the fair value of a segment is less than the carrying amount. If a potential impairment is identified, then an impairment test is performed.

The Company performed its annual impairment assessment in respect of goodwill as at December 31, 2024, 2023 and 2022. Our impairment assessment concluded that there had been no impairment of goodwill in respect of those reporting units.

We believe that where appropriate the assumptions used in our impairment assessments are reasonable, but that they are judgmental, and variations in any of the assumptions may result in materially different calculations of any potential impairment charges.

Note 9.   Other Intangible Assets

The following table analyzes other intangible assets movement for 2024 and 2023.

(in millions)	2024	2023
Gross cost at January 1	$ 315.1	$ 291.1
Additions	24.3	22.4
Exchange effect	(7.5)	1.6
Gross cost at December 31	331.9	315.1
Accumulated amortization at January 1	(257.8)	(246.1)
Amortization expense	(12.6)	(10.6)
Exchange effect	3.9	(1.1)
Accumulated amortization at December 31	(266.5)	(257.8)
Net book amount at December 31	$ 65.4	$ 57.3

Amortization expense

The amortization expense was $12.6 million, $10.6 million and $14.0 million in 2024, 2023 and 2022, respectively. Excluding the impact of foreign exchange translation on the balance sheet, $2.3 million, $2.3 million and $2.3 million of amortization, respectively, was recognized in cost of goods sold, and the remainder was recognized in selling, general and administrative expenses.

In 2024, we capitalized $20.8 million (2023 - $15.1 million) in relation to our internally developed software for a new Enterprise Resource Planning ("ERP") system covering our all our regions. The expenses capitalized include the acquisition costs for the software as well as the external and internal costs of the development. The additional completion costs are currently expected to be approximately $29.5 million. Our current plan is to complete the implementation of the new ERP system across all regions by the middle of 2026. We have determined the useful economic life of the ERP system to be up to 12 years.

In 2024, within the remeasurement period, we finalized the valuation of customer lists in relation to the acquisition of QGP in December 2023. This increased the intangible asset capitalized by $3.5 million in the second quarter of 2024. Management also revised the expected useful life of the customer lists from 10 years to 7 years. In 2023, we capitalized $7.3 million in relation to the acquisition of QGP.

Other intangible assets at December 31, 2024 were:

(in millions)	Gross carrying amount	Accumulated amortization
Product rights	$ 34.0	$ (34.0)
Brand names	8.9	(8.9)
Technology	55.1	(44.6)
Customer relationships	130.6	(111.9)
Internally developed software	78.7	(42.5)
Other	24.6	(24.6)
	$ 331.9	$ (266.5)

Other intangible assets at December 31, 2023 were:

(in millions)	Gross carrying amount	Accumulated amortization
Product rights	$ 34.0	$ (34.0)
Brand names	8.9	(8.4)
Technology	55.1	(42.3)
Customer relationships	131.6	(105.4)
Internally developed software	60.5	(42.7)
Other	25.0	(25.0)
	$ 315.1	$ (257.8)

Future amortization expense is estimated to be as follows for the next five years:

(in millions)	
2025	$11.1
2026	$10.9
2027	$ 7.4
2028	$ 7.1
2029	$ 6.2

Note 10.   Pension and Post-Employment Benefits

United Kingdom plan

The Company previously maintained a defined benefit pension plan covering certain current and former employees in the United Kingdom (the "UK Plan").

In May 2022, the trustees of the UK Plan entered into an agreement with Legal and General Assurance Society Limited ("L&G") to acquire an insurance policy that operates as an investment asset, with the intent of matching the remaining uninsured part of the UK Plan's future cash outflow arising from the accrued pension liabilities of members. Such an arrangement is commonly termed as a "buy-in". This followed previous partial buy-ins with Just Retirement Limited ("Just") entered into in 2015.

Since May 2022, the trustees of the UK Plan have been working towards a buy-out, where the company is no longer responsible for the future obligation for retirement benefits due to current and former employees. This work was completed in the fourth quarter of 2024, with L&G and Just now responsible for the respective members included in the previous buy-ins via issuance of individual insurance policies to members.

As a result, the company has recognized a one-off, non-cash settlement charge of $155.6 million in the income statement relating to the updated valuations at the time of the buy-out and recycling of historical pension costs previously held in the statement of comprehensive income. The remaining asset on the balance sheet of $2.5 million relates to cash held to cover the remaining expenses of the scheme and a negligible remaining Projected Benefit Obligation ("PBO") of $0.1 million, reflecting the UK Plan's residual liabilities in respect of Guaranteed Minimum Pension equalization top-up payments due to former members of the UK Plan.

In 2024, the Company contributed $0.0 million (2023 – $0.0 million) in cash to the UK Plan in accordance with an agreement with the trustees. In September 2024, the Company received $8.4 million from the UK Plan as recovery of pension related costs previously incurred, which has been credited against the service cost in 2024, resulting in an associated income tax expense of $2.1 million. Following the UK Plan buy-out, the Company is no longer required to make future cash contributions to the UK Plan.

(in millions)	2024	2023	2022
Service cost/(credit)	$ (4.9)	$ 3.4	$ 2.2
Interest cost on PBO	18.6	19.6	10.1
Expected return on plan assets	(25.9)	(25.2)	(16.0)
Amortization of prior service cost	16.8	0.5	0.5
Amortization of actuarial net losses	—	(1.6)	—
Recycling of residual reserves	138.8	—	—
Net periodic cost/(benefit)	$ 143.4	$ (3.3)	$ (3.2)

The income statement captions are shown here:

Selling, general and administrative	2024	2023	2022
Service cost/(credit)	$ (4.9)	$ 3.4	$ 2.2

Other expense/(income), net	2024	2023	2022
Interest cost on PBO	$ 18.6	19.6	10.1
Expected return on plan assets	(25.9)	(25.2)	(16.0)
Amortization of prior service cost	—	0.5	0.5
Amortization of actuarial net losses	—	(1.6)	—
	$ (7.3)	$ (6.7)	$ (5.4)

Pension scheme settlement charge	2024	2023	2022
Amortization of prior service cost	$ 16.8	—	—
Recycling of residual reserves	138.8	—	—
	155.6	—	—
Tax relating to the amortization of prior service cost	(4.2)	—	—
Tax relating to the recycling of residual reserves	(34.7)	—	—
	$ 116.7	$ —	$ —

The other financial statement captions relating to the buy-out settlement are shown here:

Recognized in Other Comprehensive Income		2024	2023	2022
Recycling of residual reserves	$	138.8	—	—
Release of historic cumulative translation adjustments		(0.7)	—	—
		138.1	—	—
Tax relating to the recycling of residual reserves		(34.7)	—	—
Tax relating to historic cumulative translation adjustments		(11.0)	—	—
	$	92.4	$ —	$ —

Recognized in Reclassifications out of Accumulated Other Comprehensive Loss		2024	2023	2022
Recycling of residual reserves	$	138.8	—	—
Release of historic cumulative translation adjustments		(0.7)	—	—
		138.1	—	—
Tax relating to the recycling of residual reserves		(34.7)	—	—
Tax relating to historic cumulative translation adjustments		(11.0)	—	—
	$	92.4	$ —	$ —

Plan assumptions at December 31, (%):	2024	2023	2022
Discount rate	5.18	4.59	4.91
Inflation rate	2.85	2.70	2.85
Rate of return on plan assets – overall on bid-value	4.20	4.25	4.00

Plan asset allocation by category (%):	2024	2023	2022
Debt securities and insurance contracts	—	96	96
Cash	100	4	4
	100	100	100

Following the buy-out, the UK Plan does not need to follow an investment strategy.

Movements in PBO and fair value of UK Plan assets are as follows:

(in millions)	2024	2023
Change in PBO:		
Opening balance	$ 424.1	$ 404.0
Interest cost	18.6	19.6
Service cost	(4.9)	3.5
Benefits paid	(32.9)	(35.6)
Plan amendments	8.4	—
Actuarial losses/(gains)	3.7	10.1
Settlements	(419.2)	—
Exchange effect	2.3	22.5
Closing balance	$ 0.1	$ 424.1
Fair value of plan assets:		
Opening balance	$ 459.2	$ 452.1
Return of Funds to Cover Historic Expenses	(8.4)	—
Benefits paid	(32.9)	(35.6)
Actual return on assets	1.5	17.9
Settlements	(419.2)	—
Exchange effect	2.3	24.8
Closing balance	$ 2.5	$ 459.2
Net pension asset	$ 2.4	$ 35.1

The fair values of pension assets by level of input were as follows:

(in millions)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
At December 31, 2024				
Cash	2.5			2.5
Total plan assets	$ 2.5	$ —	$ —	$ 2.5
At December 31, 2023				
Debt securities:				
Debt securities issued by non-U.S. governments and government agencies	$ 4.7			$ 4.7
Other asset backed securities:				
Insurance contracts			438.7	438.7
Total assets at fair value	4.7	—	438.7	443.4
Cash	15.8			15.8
Total plan assets	$ 20.5	$ —	$ 438.7	$ 459.2

The reconciliation of the fair value of the UK Plan assets measured using significant unobservable inputs was as follows:

(in millions)	Other Assets
Balance at December 31, 2022	$ 431.8
Realized/unrealized gains/(losses):	
Relating to assets still held at the reporting date	16.9
Purchases, issuances and settlements	(33.7)
Exchange effect	23.7
Balance at December 31, 2023	$ 438.7
Realized/unrealized gains/(losses):	
Relating to assets still held at the reporting date	(2.2)
Purchases, issuances and settlements	(438.8)
Exchange effect	2.3
Balance at December 31, 2024	$ —

The projected net periodic cost for the year ending December 31, 2025 is as follows:

(in millions)	
Service cost	$ 2.4
Interest cost on PBO	—
Expected return on plan assets	—
Amortization of prior service credit	—
Amortization of actuarial net losses	—
Net periodic cost	$ 2.4

The following benefit payments are expected to be made:

(in millions)	
2025	$ 0.1
2026	$ —
2027	$ —
2028	$ —
2029	$ —
2030-2034	$ —

German plan

The Company also maintains an unfunded defined benefit pension plan covering certain current and former employees in Germany (the "German plan"), which is reported within our Fuel Specialties segment. The German plan is closed to new entrants and has no assets.

The service cost shown in the table below has been recognized in selling, general and administrative expenses within corporate costs and the other items recognized within other income, net.

(in millions)	2024	2023	2022
Service cost	$ 0.0	$ 0.1	$ 0.1
Interest cost on PBO	0.3	0.3	0.1
Amortization of actuarial net loss/(gain)	(0.2)	(0.5)	0.5
Net periodic cost/(benefit)	$ 0.1	$ (0.1)	$ 0.7

Plan assumptions at December 31, (%):

	2024	2023	2022
Discount rate	3.20	3.70	3.70
Inflation rate	2.25	2.25	2.25
Rate of increase in compensation levels	2.75	2.75	2.75

Movements in PBO of the German plan are as follows:

(in millions)	2024	2023
Change in PBO:		
Opening balance	$ 9.1	$ 8.2
Service cost	—	0.1
Interest cost	0.3	0.3
Benefits paid	(0.4)	(0.3)
Actuarial losses/(gains)	0.5	0.6
Exchange effect	(0.5)	0.2
Closing balance	$ 9.0	$ 9.1

Other plans

As at December 31, 2024, we have post-employment obligations in our Performance Chemicals European businesses with a liability of $4.1 million (December 31, 2023 – $4.2 million). For the year ended December 31, 2024, we have recognized an actuarial gain of $0.2 million in other comprehensive loss in relation to the Performance Chemicals pension in France (December 31, 2023 – $0.3 million).

Company contributions to defined contribution schemes during 2024 were $13.9 million (2023 – $12.9 million), across all of our reporting segments.

Note 11. Income Taxes

A roll-forward of unrecognized tax benefits and associated accrued interest and penalties is as follows:

(in millions)	Unrecognized Tax Benefits		Interest and Penalties		Total	
Opening balance at January 1, 2022	$	13.2	$	3.1	$	16.3
Reductions for tax positions of prior periods		(3.1)		—		(3.1)
Additions for tax positions of prior periods		0.1		0.1		0.2
Closing balance at December 31, 2022		10.2		3.2		13.4
Current		—		—		—
Non-current	$	10.2	$	3.2	$	13.4
Opening balance at January 1, 2023	$	10.2	$	3.2	$	13.4
Reductions for tax positions of prior periods		—		—		—
Additions for tax positions of prior periods		0.3		1.1		1.4
Closing balance at December 31, 2023		10.5		4.3		14.8
Current		(1.0)		(0.2)		(1.2)
Non-current	$	9.5	$	4.1	$	13.6
Opening balance at January 1, 2024	$	10.5	$	4.3	$	14.8
Reductions for tax positions of prior periods		(10.5)		(5.1)		(15.6)
Additions for tax positions of prior periods		—		0.8		0.8
Closing balance at December 31, 2024		—		—		—
Current		—		—		—
Non-current	$	—	$	—	$	—

As at December 31, 2024, the Company has no unrecognized tax benefits.

In 2021 a non-U.S. subsidiary, Innospec Limited, entered into a review by the U.K. tax authorities under the U.K.'s Profit Diversion Compliance Facility ("PDCF") in relation to the period 2017 to 2020 inclusive. The Company had determined that additional tax and interest totaling $1.2 million would arise as a consequence of the review. During the quarter ended September 30, 2024 the Company and the U.K. tax authorities reached agreement on this position, and the liability was settled. The liability which was agreed on ultimate settlement was consistent with the amount recorded as a liability, and this item has been released from unrecognized tax benefits and recognized in income taxes.

A non-U.S. subsidiary, Innospec Performance Chemicals Italia Srl, was subject to a tax audit in relation to the period 2011 to 2014 inclusive. The Company had determined that additional tax, interest and penalties totaling $3.4 million would arise as a consequence of the tax audit. As any additional tax arising as a consequence of the tax audit is to be reimbursed by the previous owner under the terms of the sale and purchase agreement, an indemnification asset of the same amount was recorded in the financial statements to reflect this arrangement. During the quarter ended June 30, 2024, the Company submitted documentation to the tax authorities confirming its acceptance of the previously disputed position, and due to imminent settlement, this item was released from unrecognized tax benefits and recognized in accrued income taxes in that quarter.

In 2018 the Company recorded an unrecognized tax benefit in relation to a potential adjustment that could arise as a consequence of the Tax Cuts and Jobs Act of 2017 ("Tax Act"), but for which retrospective adjustment to the filed 2017 U.S. federal income tax returns was not permissible. The Company determined that additional tax, interest and penalties totaling $11.0 million could arise in relation to this item. This includes an increase in additional interest accrued of $0.8 million recorded during 2024. As the statute of limitations in relation to this item lapsed in the quarter ended December 31, 2024, this item has now been released from unrecognized tax benefits in the final quarter.

The Company and its U.S. subsidiaries remain open to examination by the IRS for years 2021 onwards under the statute of limitations. The Company's subsidiaries in foreign tax jurisdictions are open to examination including Brazil (2020 onwards), Germany (2020 onwards), and the U.K. (2023 onwards).

The sources of income before income taxes were as follows:

(in millions)	2024	2023	2022
Domestic	$ 90.2	$ 95.2	$ 106.3
Foreign	(49.0)	79.2	78.3
	$ 41.2	$ 174.4	$ 184.6

The components of income tax expense are summarized as follows:

(in millions)	2024	2023	2022
Current:			
Federal	$ 16.9	$ 12.4	$ 27.0
State and local	2.9	0.2	6.5
Foreign	26.2	18.6	23.1
	46.0	31.2	56.6
Deferred:			
Federal	(4.1)	5.2	(3.7)
State and local	(0.5)	0.3	(0.7)
Foreign	(35.8)	(1.4)	(0.6)
	(40.4)	4.1	(5.0)
	$ 5.6	$ 35.3	$ 51.6

Cash payments for income taxes were $51.7 million, $54.3 million and $50.0 million during 2024, 2023 and 2022, respectively.

The effective tax rate varies from the U.S. federal statutory rate because of the factors indicated below. In considering the items that create variances when compared to the U.S. federal statutory rate, it is worth noting that the percentage impact of a given item in the table below would be higher in 2024 because income before income taxes in 2024 is significantly lower than in 2023 and prior years.

(in percent)	2024	2023	2022
Statutory rate	21.0%	21.0%	21.0%
Foreign income inclusions	13.5	2.1	3.3
Foreign tax rate differential	(3.2)	0.9	0.9
Tax charge/(credit) from previous years	(1.0)	(2.6)	0.2
Net charge/(credit) from unrecognized tax benefits	(24.6)	0.7	(1.4)
Foreign currency transactions	(0.9)	(1.4)	3.5
Tax on unremitted earnings	1.9	1.4	0.3
State and local taxes	4.6	1.0	2.2
U.S. incentive for foreign derived intangible income	(4.8)	(2.8)	(2.7)
Innovation incentives	(6.9)	(1.3)	(0.8)
Non-deductible officer compensation	4.7	1.0	1.4
Adjustment to contingent consideration	1.8	—	—
Movement in unrecognized deferred taxes	6.6	(0.3)	—
Impact of internal reorganizations	1.2	—	—
Meals and entertainment	0.8	0.2	0.1
Stock compensation	(0.9)	(0.5)	—
Other items and adjustments, net	(0.2)	0.8	—
	13.6%	20.2%	28.0%

The effective tax rate has been positively impacted by the current year recognition of previously unrecognized tax benefits. This item arose due to the lapse of the statute of limitations associated with the unrecognized tax benefit in the final quarter of 2024. This item had a lesser impact in prior years, with a negative impact on the effective tax rate in 2023 and a positive impact in 2022.

Foreign income inclusions arise each year from certain types of income earned overseas being taxable under U.S. regulations. Foreign tax credits can fully or partially offset these incremental U.S. taxes from foreign income inclusions. The utilization of foreign tax credits varies year on year as this is dependent on a number of variable factors which are difficult to predict and may prevent offset. The effective tax rate in 2024 and the disclosed prior years has been negatively impacted by these items.

The Company is subject to state taxes and local taxes primarily in the U.S. in addition to federal taxes. The effective tax rate in 2024 and the disclosed prior years has been negatively impacted by these taxes. While the absolute amount of such taxes incurred in 2024 is comparable to prior years, as income before income taxes is substantially lower it has a higher overall impact on the effective tax rate.

The level of foreign-derived intangible income benefit that the Company is entitled to has had a positive impact on the effective tax rate in both 2024 and the disclosed prior years.

The Company benefits from innovation reliefs in relation to relevant research and development expenditure in certain jurisdictions, notably the U.S. and the U.K., which have a positive impact on the effective tax rate. While the absolute amount of such reliefs claimed in 2024 is comparable to prior years, as income before income taxes is substantially lower it has a higher overall impact on the effective tax rate.

The Company considers that there is insufficient evidence that sufficient future taxable income will arise in certain territories to allow for the recognition of deferred tax assets. In such cases, a valuation allowance is applied, which results in a permanent adjustment to the tax charge and therefore impacts on the effective tax rate. There is an increase in the valuation allowances in 2024 which have a negative impact on the effective tax rate. The rate was positively impacted by this item in 2023 as an assessment of evidence allowed for the recognition of previously unrecognized deferred taxes.

Details of deferred tax assets and liabilities are analyzed as follows:

(in millions)	2024	2023
Deferred tax assets:		
Stock compensation	$ 3.7	$ 3.7
Net operating loss carry forwards	8.8	9.2
Other intangible assets	4.8	8.7
Accretion expense	3.2	3.2
Restructuring provision	1.5	1.6
Employee related liabilities	9.2	7.5
Foreign tax credits	2.1	1.7
Operating lease liabilities	11.1	12.6
Inventory provisions	9.0	6.5
Pensions	0.5	—
Carried forward interest deductions	1.4	0.5
Bad debt reserves	1.4	1.6
Research and experimental expenditure	8.3	5.3
Other	3.4	3.0
Subtotal	68.4	65.1
Less valuation allowance	(2.4)	(0.1)
Total net deferred tax assets	$ 66.0	$ 65.0
Deferred tax liabilities:		
Property, plant and equipment	$ (29.5)	$ (24.8)
Intangible assets including goodwill	(31.6)	(31.2)
Pension asset	—	(7.6)
Customer relationships	(1.7)	(5.1)
Unremitted overseas earnings	(5.1)	(4.4)
Right-of-use assets	(10.7)	(12.5)
Other	(1.5)	(2.5)
Total deferred tax liabilities	$ (80.1)	$ (88.1)
Net deferred tax liability	$ (14.1)	$ (23.1)
Deferred tax assets	$ 9.4	$ 10.4
Deferred tax liabilities	(23.5)	(33.5)
	$ (14.1)	$ (23.1)

The Company assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. Available evidence considered in determining the use of deferred tax assets includes, but is not limited to, cumulative losses arising in recent accounting periods, the Company's estimate of future taxable income and any applicable tax-planning strategies. Based on such evidence, if it is more likely than not that some portion or all of such deferred tax assets will not be realized, a valuation allowance is recorded to reduce the Company's deferred tax assets. On the basis of this evaluation, as of December 31, 2024, a valuation allowance of $2.4 million has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carry forward period are reduced or increased or if other evidence becomes available.

As of December 31, 2024, the Company has approximately $0.2 million of tax-effected state net operating loss carryforwards, net of federal benefit. Some of these loss carryforwards will begin to expire in 2037 if not utilized. The Company also has approximately $7.0 million of tax-effected foreign net operating loss carryforwards, net of valuation allowance, across four of the Company's foreign subsidiaries, which can also be carried forward indefinitely.

Note 12.   Long-Term Debt

As at December 31, 2024 and 2023, the Company has not drawn down on its revolving credit facility. During 2024, 2023 and 2022, the Company did not draw down or repay any borrowing on its revolving credit facility.

On May 31, 2023, Innospec Inc. and certain subsidiaries of the Company (together with the Company, the "Borrowers") entered into a Multicurrency Revolving Facility Agreement with various lenders (the "Agreement") which replaces the Company's credit facility agreement dated September 26, 2019. The Agreement provides for a $250,000,000 four-year multicurrency revolving loan facility available to the Borrowers (the "Facility"). The Agreement also contains an accordion feature whereby the Company may elect to increase the total available borrowings by an aggregate amount of up to $125,000,000. The termination date of the Facility is May 30, 2027, but the Agreement includes an option for the Company to request an extension of the Facility for a further year.

Effective as of May 20, 2024, the termination date of the Facility was extended from May 30, 2027 to May 31, 2028 in accordance with the terms of the Company's multicurrency revolving facility agreement (the "Facility Agreement"). No other terms of the Facility Agreement or the Facility were modified. The Company paid a customary extension fee in connection with the extension of the Facility as contemplated by the Facility Agreement. As a consequence, the Company has capitalized a further $0.3 million of costs relating to the new Agreement which are to be amortized over the period to May 31, 2028.

The deferred finance costs of $1.1 million (December 31, 2023 – $1.2 million) related to the arrangement of the credit facility, are included within other current and non-current assets at the balance sheet dates.

(in millions)	2024	2023
Gross cost at January 1	$ 1.4	$ 1.8
Written off	—	(1.8)
Capitalized in the year	0.3	1.4
	1.7	1.4
Accumulated amortization at January 1	$ (0.2)	$ (1.2)
Written off	—	1.4
Amortization in the year	(0.4)	(0.4)
	$ (0.6)	$ (0.2)
Net book value at December 31	$ 1.1	$ 1.2

Amortization expense was $0.4 million, $0.4 million and $0.4 million in 2024, 2023 and 2022, respectively. The charge is included in interest expense, see Note 2 of the Notes to the Consolidated Financial Statements.

The obligations of the Company under the credit facility are secured obligations and guaranteed by certain subsidiaries of the Company. Amounts available under the revolving facility may be borrowed in U.S. dollars, Euros, British pounds and other freely convertible currencies.

The Company's credit facility contains restrictive clauses which may constrain our activities and limit our operational and financial flexibility. The facility obliges the lenders to comply with a request for utilization of finance unless there is an event of default outstanding. Events of default are defined in the credit facility and include a material adverse change to our assets, operations or financial condition. The facility contains a number of restrictions that limit our ability, among other things, and subject to certain limited exceptions, to incur additional indebtedness, pledge our assets as security, guarantee obligations of third parties, make investments, undergo a merger or consolidation, dispose of assets, or materially change our line of business.

In addition, the credit facility contains terms which, if breached, would result in it becoming repayable on demand. It requires, among other matters, compliance with the following financial covenant ratios measured on a quarterly basis: (1) the ratio of net debt to EBITDA shall not be greater than 3.5:1 and (2) the ratio of EBITDA to net interest shall not be less than 4.0:1. Management has determined that the Company has not breached these covenants throughout the period to December 31, 2024 and does not expect to breach these covenants for the next 12 months.

The weighted average rate of interest on borrowings was 0.00% at December 31, 2024 and 0.00% at December 31, 2023. Payments of interest on long-term debt were $0.0 million, $0.0 million and $0.0 million in 2024, 2023 and 2022, respectively.

The net cash outflows in respect of refinancing costs were $0.3 million, $1.4 million and $0.0 million in 2024, 2023 and 2022, respectively.

Note 13. Plant Closure Provisions

The Company has continuing plans to remediate manufacturing facilities at sites around the world as and when those operations are expected to cease or we are required to decommission the sites according to local laws and regulations. The liability for estimated plant closure costs includes costs for environmental remediation liabilities and asset retirement obligations.

The principal site giving rise to asset retirement obligations is the manufacturing site at Ellesmere Port in the United Kingdom. There are also asset retirement obligations and environmental remediation liabilities on a much smaller scale in respect of other manufacturing sites.

Movements in the provisions are summarized as follows:

(in millions)	2024	2023	2022
Total at January 1	$ 61.6	$ 57.2	$ 56.5
Charge for the period	4.7	8.9	5.3
Utilized in the period	(3.8)	(4.9)	(4.2)
Exchange effect	(2.2)	0.4	(0.4)
Total at December 31	60.3	61.6	57.2
Due within one year	(5.0)	(4.6)	(5.3)
Due after one year	$ 55.3	$ 57.0	$ 51.9

Amounts due within one year refer to provisions where expenditure is expected to arise within one year of the balance sheet date.

The charge for the period in 2024 represents the accretion expense recognized of $3.6 million and a further $1.1 million primarily in respect of changes in the expected cost and scope of future remediation activities. The charges for plant closure provisions are recognized in cost of goods sold for our reporting segments and within selling, general and administrative expenses for Corporate costs.

We recognize environmental remediation liabilities when they are probable and the costs can be reasonably estimated, and asset retirement obligations when there is an obligation based on a legal requirement, including those arising from a Company promise, and the costs can be reasonably estimated. The Company has to anticipate the program of work required and the associated future expected costs, and comply with environmental legislation in the countries in which it operates or has operated in.

Expenditure utilizing plant closure provisions was $3.8 million, $4.9 million and $4.2 million in 2024, 2023 and 2022, respectively.

Note 14. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes a mid-market pricing convention for valuing the majority of its assets and liabilities measured and reported at fair value. The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable. The Company primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company is able to classify fair value balances based on the observability of those inputs. The Company gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy Levels. In 2024, the Company evaluated the fair value hierarchy levels assigned to its assets and liabilities, and concluded that there should be no transfers into or out of Levels 1, 2 and 3.

The following table presents the carrying amount and fair values of the Company's assets and liabilities measured on a recurring basis:

| (in millions) | December 31, 2024 | | December 31, 2023 | |
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets				
Derivatives (Level 1 measurement):				
Other current and non-current assets:				
Emissions Trading Scheme credits	$ 3.9	$ 3.9	$ 4.8	$ 4.8
Foreign currency forward exchange contracts	1.5	1.5	—	—
Liabilities				
Derivatives (Level 1 measurement):				
Other current liabilities:				
Foreign currency forward exchange contracts	—	—	1.0	1.0
Non-financial liabilities (Level 3 measurement):				
Acquisition-related contingent consideration	20.1	20.1	23.4	23.4

The following methods and assumptions were used to estimate the fair values:

Emissions Trading Scheme credits: The fair value is determined by the open market pricing at the end of the reporting period.

Derivatives: The fair value of derivatives relating to foreign currency forward exchange contracts and interest rate swaps are derived from current settlement prices and comparable contracts using current assumptions. Foreign currency forward exchange contracts primarily relate to contracts entered into to hedge future known transactions or hedge balance sheet net cash positions. The movements in the carrying amounts and fair values of these contracts are largely due to changes in exchange rates against the U.S. dollar.

Acquisition-related contingent consideration: Contingent consideration payable in cash is discounted to its fair value at each balance sheet date. Where contingent consideration is dependent upon pre-determined financial targets, an estimate of the fair value of the likely consideration payable is made at each balance sheet date. The contingent consideration payable at December 31, 2024 has been calculated based on the latest forecast.

Note 15.   Derivative Instruments and Risk Management

The Company has limited involvement with derivative instruments and does not trade them. The Company does use derivatives to manage certain interest rate, foreign currency exchange rate, raw material cost exposures and greenhouse gases emission allowances, as the need arises.

The Company previously entered into interest rate swap contracts to reduce interest rate risk on its core debt. As at December 31, 2024 and 2023, there were no interest rate swaps in place. Interest rate swaps were previously in place to hedge interest rate risk on the term loan for a notional value that matched the repayment profile of the term loan.

The Company enters into various foreign currency forward exchange contracts to minimize currency exchange rate exposure from expected future cash flows. As at December 31, 2024, foreign currency forward exchange contracts with a notional value of $212.8 million were in place (December 31, 2023 $156.5 million), with maturity dates of up to two years from the date of inception. These foreign currency forward exchange contracts have not been designated as hedging instruments, and their impact on the income statement for 2024 was a gain of $5.3 million (2023 – loss $4.0 million).

As at December 31, 2024 and 2023, the Company did not hold any raw material derivatives.

The Company participates in the new United Kingdom Emissions Trading Scheme ("UK ETS") which was launched on January 1, 2021. Emissions trading schemes work on the 'cap and trade' principle, where a cap is set on the total amount of certain greenhouse gases that can be emitted by sectors covered by the scheme. This limits the total amount of carbon that can be emitted. Within this cap, participants receive free allowances and/or buy emission allowances at auction or on the secondary market which they can trade with other participants as needed. As at December 31, 2024, the Company held UK ETS credits of $3.9 million (December 31, 2023 – $4.8 million).

The Company sells a range of specialty chemicals to major oil refiners and chemical companies throughout the world. Credit limits, ongoing credit evaluation and account monitoring procedures are intended to minimize bad debt risk. Collateral is not generally required.

Note 16.   Commitments and Contingencies

Environmental remediation liabilities and asset retirement obligations

Commitments in respect of environmental remediation liabilities and asset retirement obligations are disclosed in Note 13 of the Notes to the Consolidated Financial Statements.

Capital commitments

The estimated additional cost to complete work in progress at December 31, 2024 is $35.4 million (2023 – $33.7 million).

Internally developed software

The estimated additional cost to complete work in progress at December 31, 2024 is $29.5 million (2023 – $8.9 million).

Contingencies

Legal matters

We are involved from time to time in claims and legal proceedings that result from, and are incidental to, the conduct of our business including business and commercial litigation, employee and product liability claims.

As reported in the 2023 Form 10-K, we have incurred financial losses and lodged a civil and criminal legal claim related to a misappropriation of inventory in Brazil. As at the time of filing, there have been no significant developments to report in relation to the claims being made. Consistent with prior quarters, a corresponding asset for the potential legal or insurance recoveries has not been recorded for the resulting financial losses arising from this matter.

In addition, unrelated to the Brazil matter, in the unlikely event there are an unexpectedly large number of individual claims or proceedings with an adverse resolution, this could in the aggregate have a material adverse effect on the results of operations for a particular year or quarter.

Guarantees

The Company and certain of the Company's consolidated subsidiaries are contingently liable for certain obligations of affiliated companies primarily in the form of guarantees of debt and performance under contracts entered into as a normal business practice. This includes guarantees of non-U.S. excise taxes and customs duties. As at December 31, 2024, such guarantees which are not recognized as liabilities in the consolidated financial statements amounted to $6.8 million (December 31, 2023 – $6.2 million). The remaining terms of the fixed maturity guarantees vary from approximately 2 months to 8 years, with some further guarantees having no fixed expiry date.

Under the terms of the guarantee arrangements, generally the Company would be required to perform should the affiliated company fail to fulfill its obligations under the arrangements. In some cases, the guarantee arrangements have recourse provisions that would enable the Company to recover any payments made under the terms of the guarantees from securities held of the guaranteed parties' assets.

The Company and its affiliates have numerous long-term sales and purchase commitments in their various business activities, which are expected to be fulfilled with no adverse consequences material to the Company.

Note 17. Stockholders' Equity

(number of shares in thousands)	Common Stock			Treasury Stock		
	2024	2023	2022	2024	2023	2022
At January 1	29,554.5	29,554.5	29,554.5	4,687	4,789	4,781
Exercise of options	—	—	—	(97)	(113)	(55)
Stock purchases	—	—	—	5	11	63
At December 31	29,554.5	29,554.5	29,554.5	4,595	4,687	4,789

At December 31, 2024, the Company had authorized common stock of 40,000,000 shares (2023 - 40,000,000).

Note 18.   Share-Based Compensation Plans

Stock option plans

The Company has two stock option plans, the Omnibus Long-Term Incentive Plan and the ShareSave Plan 2008 under which it currently grants awards. The stock options have vesting periods ranging from 2 to 5 years and in all cases stock options granted expire within 10 years of the date of grant. All grants are at the sole discretion of the Compensation Committee of the Board of Directors. Grants may be priced at market value or at a premium or discount. The aggregate number of shares of common stock reserved for issuance which can be granted under the plans is 2,550,000.

The fair value of stock options is measured on the grant date using either a fair market value methodology, or in cases where performance criteria are dependent upon external factors such as the Company's stock price, using a Monte Carlo model.

The Company's policy is to issue shares from treasury stock to holders of stock options who exercise those options, but if sufficient treasury stock is not available, the Company will issue previously unissued shares of stock to holders of stock options who exercise options.

Stock equivalent units

The Company awards Stock Equivalent Units ("SEUs") from time to time as a long-term performance incentive. SEUs are cash settled equity instruments conditional on certain performance criteria and the fair value is linked to the Innospec Inc. share price. SEUs have vesting periods ranging from six months to 5 years and in all cases SEUs granted expire within 10 years of the date of grant. Grants may be priced at market value or at a premium or discount. There is no limit to the number of SEUs that can be granted. As at December 31, 2024 the liability for SEUs of $16.8 million is included in accrued liabilities in the consolidated balance sheet, where they will remain until they are cash settled.

The fair value of SEUs is re-measured at each balance sheet reporting date using either a fair market value methodology, or in cases where performance criteria are dependent upon external factors such as the Company's stock price, using a Monte Carlo model.

Compensation cost

The compensation cost recorded for stock options was $8.5 million, $8.0 million and $6.7 million for 2024, 2023 and 2022, respectively. The compensation cost for stock options is based on the grant-date fair value and spread evenly over the vesting period.

The compensation cost recorded for SEUs was $6.5 million, $13.5 million and $24.2 million for 2024, 2023 and 2022, respectively. The compensation cost for SEUs is spread over the life of the award subject to a revaluation to the fair value at each quarter end. The revaluation may result in a charge or a credit to the income statement in each quarter dependent upon our share price movements and other performance criteria.

Forfeits are accounted for as an adjustment to the charge in the period in which the forfeits occur.

Transactions in the period

The fair value of each stock option or SEU granted in the year was calculated with the following weighted average assumptions to determine the grant-date fair values of the share-based compensation:

	2024	2023	2022
Dividend yield	1.13%	1.16%	1.27%
Expected life	3 years	4 years	5 years
Volatility	25.5%	39.7%	39.8%
Risk free interest rate	4.38%	4.47%	2.90%

The dividend yield was based on our recent history of dividend payouts. The expected life was determined based upon historical exercise experience. The volatility was determined based upon the historical daily stock price volatilities. The risk free interest rate was based on the U.S. Federal Reserve 3 year interest rate at the grant dates, which approximates to the expected term of the options.

The following tables summarizes the transactions of the Company's share-based compensation plans for the year ended December 31, 2024.

	Number of shares	Weighted Average Grant-Date Fair Value	
Nonvested at December 31, 2023	652,891	$	75.2
Granted	139,867	$	130.3
Vested	(200,296)	$	82.0
Forfeited	(17,791)	$	75.4
Nonvested at December 31, 2024	574,671	$	86.2

	Number of shares	Weighted Average Exercise price		Weighted-Average Remaining Contractual Term (years)
Outstanding at December 31, 2023	701,776	$	24.8	
Granted	139,867	$	—	
Exercised	(203,772)	$	11.3	
Forfeited	(18,166)	$	26.0	
Outstanding at December 31, 2024	619,705	$	23.5	2.5
Exercisable at December 31, 2024	45,034	$	37.1	3.6

For the awards granted with market conditions, a Monte Carlo model has been used to calculate the grant-date fair value. For all other awards granted, a fair market value methodology has been used to calculate the grant-date fair value.

The awards granted with market conditions include a performance measure for Innospec's total shareholder return as compared to a peer group of companies. This measure can result in a maximum 130% vesting for the number of stock options granted. The maximum potential vesting has been reflected in the grant-date fair value calculation, but not reflected for the number of awards granted, as shown in the table above. All other awards granted in the quarter have similar vesting conditions to those granted in the previous periods.

<u>Other disclosures</u>

As at December 31, 2024, there was $19.1 million of total unrecognized compensation cost related to nonvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.7 years.

The total intrinsic value of share-based compensation plans outstanding at December 31, 2024 was $50.8 million. The total intrinsic value of share-based compensation plans exercisable at December 31, 2024 was $3.3 million. The total intrinsic value of share-based compensation plans exercised, was approximately $22.4 million in 2024 and $27.9 million in 2023.

The total cash paid for SEUs exercised was approximately $12.8 million in 2024 and $16.8 million in 2023. The total fair value of share-based compensation that vested was $16.4 million in 2024 and $14.0 million in 2023.

The weighted-average grant-date fair value of share-based compensation plans granted during 2024, 2023, and 2022 was $130.3, $94.4, and $60.2, respectively.

The Company recorded a current tax charge of $0.1 million in 2024, a current tax charge of $0.3 million in 2023 and a current tax charge of $0.7 million in 2022, in relation to stock option compensation. This amount is inclusive of excess tax benefits.

Note 19.   Reclassifications out of Accumulated Other Comprehensive Loss

Reclassifications out of accumulated other comprehensive loss ("AOCL") for 2024 were:

(in millions)

Details about AOCL Components	Amount Reclassified from AOCL	Affected Line Item in the Statement where Net Income is Presented
Defined benefit pension plan items:		
Amortization of prior service cost	$ 8.4	See (1) below
Amortization of actuarial net losses	(0.2)	See (1) below
Pension scheme settlement	138.1	See (1) below
	146.3	Total before tax
	(47.8)	Income tax expense
Total reclassifications	$ 98.5	Net of tax

[1]   *These items are included in the computation of net periodic pension cost. See Note 10 of the Notes to the Consolidated Financial Statements for additional information.*

Changes in AOCL for 2024, net of tax, were:

(in millions)	Defined Benefit Pension Plan Items	Cumulative Translation Adjustments	Total
Balance at December 31, 2023	$ (77.2)	$ (70.9)	$ (148.1)
Other comprehensive income/(losses) before reclassifications	—	(20.1)	(20.1)
Amounts reclassified from AOCL	98.5	—	98.5
Actuarial net losses arising during the year	(21.3)	—	(21.3)
Net current period other comprehensive income/(losses)	77.2	(20.1)	57.1
Balance at December 31, 2024	$ —	$ (91.0)	$ (91.0)

Reclassifications out of AOCL for 2023 were:

(in millions) Details about AOCL Components	Amount Reclassified from AOCL	Affected Line Item in the Statement where Net Income is Presented
Defined benefit pension plan items:		
Amortization of prior service cost	$ 0.5	See (1) below
Amortization of actuarial net losses	(2.1)	See (1) below
	(1.6)	Total before tax
	0.3	Income tax expense
Total reclassifications	$ (1.3)	Net of tax

[1] These items are included in the computation of net periodic pension cost. See Note 10 of the Notes to the Consolidated Financial Statements for additional information.

Changes in AOCL for 2023, net of tax, were:

(in millions)	Defined Benefit Pension Plan Items	Cumulative Translation Adjustments	Total
Balance at December 31, 2022	$ (58.4)	$ (86.8)	$ (145.2)
Other comprehensive income/(losses) before reclassifications	—	15.9	15.9
Amounts reclassified from AOCL	(1.3)	—	(1.3)
Actuarial net losses arising during the year	(17.5)	—	(17.5)
Net current period other comprehensive income/(losses)	(18.8)	15.9	(2.9)
Balance at December 31, 2023	$ (77.2)	$ (70.9)	$ (148.1)

Note 20. Recently Issued Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2023-07, Improvements to Reportable Segment Disclosures (Topic 280). This guidance is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in this ASU are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption was permitted. The adoption of this ASU has not had a material impact on the Company's disclosures.

In November 2024, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40). The amendments in this ASU require disclosure within the notes to the financial statements, of specified information about certain costs and expenses. The ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. We do not currently expect the adoption of this ASU will have a material impact on the Company's disclosures.

Note 21. Related Party Transactions

Mr. Patrick S. Williams has been an executive director of the Company since April 2009 and has been a non-executive director of AdvanSix, a chemicals manufacturer, since February 2020. In 2024, the Company did not purchase any product from AdvanSix (2023 – $0.4 million; 2022 - $0.5 million). As at December 31, 2024, the Company owed nil to AdvanSix (December 31, 2023 – nil).

Mr. Robert I. Paller was a non-executive director of the Company since November 1, 2009 until May 10, 2024, when he did not stand for re-election to the board. The Company has retained and continues to retain Smith, Gambrell & Russell, LLP ("SGR"), a law firm with which Mr. Paller holds a position. From January 1, 2024 until May 10, 2024 the Company incurred fees from SGR of $0.2 million (2023 – $0.3 million; 2022 – $0.3 million). As at December 31, 2024, the Company owed nil to SGR (December 31, 2023 – nil).

Mr. David F. Landless has been a non-executive director of the Company since January 1, 2016 and is a non-executive director of Ausurus Group Limited which owns European Metal Recycling Limited ("EMR"). The Company has sold scrap metal to EMR in 2024 for a value of less than $0.1 million (2023 - $0.1 million; 2022 – $0.1 million). A tendering process is operated periodically to select the best buyer for the sale of scrap metal by the Company. As at December 31, 2024, EMR owed nil for scrap metal purchased from the Company (December 31, 2023 – nil).

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Based on an evaluation carried out as of the end of the period covered by this report, under the supervision and with the participation of our management, our Chief Executive Officer and our Chief Financial Officer concluded that the Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934) were effective as of December 31, 2024.

Management's Report on Internal Control Over Financial Reporting

Our management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (within the meaning of Rule 13a-15(f) under the Securities Exchange Act of 1934). The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America and that our receipts and expenditures are being made only in accordance with authorization of our management and directors; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the consolidated financial statements.

Due to its inherent limitations, management does not believe that internal control over financial reporting will prevent or detect all errors or fraud. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on criteria in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission the evaluation of our management, including the Chief Executive Officer and the Chief Financial Officer, concluded that the Company did maintain effective internal control over financial reporting as of December 31, 2024.

Our independent registered public accounting firm PricewaterhouseCoopers LLP, has audited our Consolidated Financial Statements and the effectiveness of our internal control over financial reporting as of December 31, 2024. Their report is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Controls over Financial Reporting

As previously disclosed, we are continuing with the development of a new, company-wide, information system platform which began in 2022. The new platform provider is well established in the market. The implementation is a phased, risk-managed, site deployment following a multistage user acceptance program with the existing platforms providing a fallback position. We have implemented the new platform for a number of our sites across EMEA and ASPAC in the third quarter of 2024. In connection with this implementation, the Company has updated, and continues to update, its internal controls over financial reporting, as necessary, to accommodate modifications to its business processes and accounting procedures.

There were no changes to our internal control over financial reporting which were identified in connection with the evaluation required by paragraph (d) of Rules 13a-15 and 15d-15 under the Securities Exchange Act of 1934, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B Other Information

(a) None.

(b) None.

Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10 Directors, Executive Officers and Corporate Governance

The information set forth under the headings "Election of three Class III Directors," "Corporate Governance – Board Committees – Audit Committee– Audit Committee Financial Expert," "Information about the Executive Officers" and "Delinquent Section 16(a) Reports" in the Proxy Statement for the Annual Meeting of Stockholders to be held on May 9, 2025 ("the Proxy Statement") is incorporated herein by reference.

The Board of Directors has adopted a Code of Conduct that applies to the Company's directors, officers and employees, including the Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer. Any stockholder who would like to receive a copy of our Code of Conduct, our Corporate Governance Guidelines or any charters of our Board's committees may obtain them without charge by writing to the General Counsel and Chief Compliance Officer, Innospec Inc., 8310 South Valley Highway, Suite 350, Englewood, Colorado, 80112, e-mail investor@innospec.com. These and other documents can also be accessed via the Company's website, www.innospec.com.

The Company intends to disclose on its website www.innospec.com any amendments to, or waivers from, its' Code of Conduct that are required to be publicly disclosed pursuant to the rules of the SEC or Nasdaq.

Information regarding the Audit Committee of the Board of Directors, including membership and requisite financial expertise, set forth under the headings "Corporate Governance – Board Committees – Audit Committee" in the Proxy Statement is incorporated herein by reference.

Information regarding the procedures by which stockholders may recommend nominees to the Board of Directors set forth under the heading "Corporate Governance – Identifying and Evaluating Nominees for Director" in the Proxy Statement is incorporated herein by reference.

Item 11 Executive Compensation

The information set forth under the headings "Executive Compensation," "Corporate Governance – Board Committees – Compensation Committee – Compensation Committee Interlocks and Insider Participation" and "Compensation Committee Report" in the Proxy Statement is incorporated herein by reference.

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information set forth under the heading "Who Owns Our Stock? Information about our Common Stock Ownership" in the Proxy Statement is incorporated herein by reference.

Shares Authorized for Issuance Under Equity Compensation Plans

The information set forth in the table under the heading "Equity Compensation Plans" in the Proxy Statement is incorporated herein by reference.

Item 13 Certain Relationships and Related Transactions, and Director Independence

The information set forth under the headings "Corporate Governance – Related Person Transactions and Relationships," "Corporate Governance – Related Person Transactions Approval Policy" and "Corporate Governance – Director Independence" in the Proxy Statement is incorporated herein by reference.

Item 14 Principal Accountant Fees and Services

Information regarding fees and services related to the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, is provided under the heading "Principal Accountant Fees and Services" in the Proxy Statement and is incorporated herein by reference. Information regarding the Audit Committee's pre-approval policies and procedures is provided under the heading "Audit Committee Pre-approval Policies and Procedures" in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15 Exhibits and Financial Statement Schedules

(1)   Financial Statements

The Consolidated Financial Statements (including Notes) of Innospec Inc. and its subsidiaries, together with the report of PricewaterhouseCoopers LLP (PCAOB ID 00876) dated February 19, 2025, are set forth in Item 8.

(2) *Financial Statement Schedules*

Financial statement schedules have been omitted since they are either included in the financial statements, not applicable or not required.

(3) *Exhibits*

2.1   Amended and Restated Share and Asset Purchase Agreement, dated as of December 22, 2016, by and between Huntsman Investments (Netherlands) B.V. and Innospec International Ltd (Incorporated by reference to Exhibit 2.1 of the Company's Form 8-K on January 3, 2017).

3.1   Amended and Restated Certificate of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 of the Company's Form 10-K on February 19, 2020).

3.2   Amended and Restated By-laws of the Company (Incorporated by reference to Exhibit 3.1 of the Company's Form 8-K on November 13, 2015).

3.3   Innospec Inc. 2018 Omnibus Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed May 10, 2018).

3.4   Innospec Inc. ShareSave Plan 2008 (as amended and restated) (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed May 10, 2018).

4.1   Description of Common Stock (Incorporated by reference to Exhibit 4.1 of the Company's Form 10-K on February 19, 2020).

10.1   Executive Service Agreement of Mr. Philip J. Boon dated June 1, 2009 (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K on May 27, 2009). *

10.2   Executive Service Letter to Mr. Philip J. Boon dated October 15, 2015 (Incorporated by reference to Exhibit 10.24 of the Company's Form 10-K on February 17, 2016). *

10.3   Contract of Employment, Mr. Ian McRobbie (Incorporated by reference to Exhibit 10.23 of the Company's Form 10-K on March 28, 2003). *

10.4   Contract of Employment, Mr. Patrick Williams, dated October 11, 2005, (Incorporated by reference to Exhibit 99.1 of the Company's Form 8-K on October 12, 2005) and Executive Service Agreement dated April 2, 2009. (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K on April 3, 2009). *

10.5   Contract of Employment, Mr. Ian Cleminson, dated June 30, 2006 (Incorporated by reference to Exhibit 99.2 of the Company's Form 8-K on June 30, 2006). *

10.6   Innospec Inc. Performance Related Stock Option Plan 2008 (Incorporated by reference to Appendix A of the Company's Proxy Statement on April 1, 2011). *

10.7   Innospec Inc. Company Share Option Plan 2008 (Incorporated by reference to Appendix B of the Company's Proxy Statement on April 1, 2011). *

10.8   Innospec Inc. Non-Employee Directors' Stock Option Plan 2008 (Incorporated by reference to Appendix C of the Company's Proxy Statement on April 1, 2011). *

10.9   Innospec Inc. ShareSave Plan 2008 (Incorporated by reference to Appendix D of the Company's Proxy Statement on March 31, 2008). *

10.10 Innospec Inc. Executive Co-Investment Stock Plan 2004, as amended by the First Amendment 2006 (Incorporated by reference to Exhibit 10.10 of the Company's Form 10-K on February 17, 2012). *

10.11 Form of Indemnification Agreement for individual who is an officer (Incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on February 27, 2014).

10.12 Form of Indemnification Agreement for individual who is a director (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 27, 2014).

10.13 Form of Indemnification Agreement for individual who is an officer and director (Incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on February 27, 2014).

10.14 Innospec Inc. 2014 Long-Term Incentive Plan (Incorporated by Reference to Exhibit 10.5 of the Company's Form 10-Q filed on May 7, 2014). *

10.15 $250,000,000 Multicurrency Revolving Facility Agreement with various lenders dated May 31, 2023 (Incorporated by reference to Exhibit 10.2 of the Company's Form 8-K on June 1, 2023).

10.16 Innospec Inc. 2018 Omnibus Long-Term Incentive Plan (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 8-K filed May 10, 2018).

10.17 Innospec Inc. ShareSave Plan 2008 (as amended and restated) (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 8-K filed May 10, 2018).

10.19 Innospec Inc. Nonqualified Deferred Compensation Plan.* (Incorporated by reference to Exhibit 10.19 to the Registrant's Form 10-K filed February 22, 2022).

10.20 Innospec - 2024 Performance Shares Grant Agreement * (Incorporated by reference to Exhibit 10.1 to the Registrant's Form 10-Q filed May 10, 2024).

10.21 Innospec - 2024 Time-Based Shares Grant Agreement * (Incorporated by reference to Exhibit 10.2 to the Registrant's Form 10-Q filed May 10, 2024).

10.22 Extension Request for Multicurrency Revolving Facility Agreement and Confirmation (Incorporated by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K filed on May 21, 2024).

21.1 Principal Subsidiaries of the Registrant (filed herewith).

23.1 Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers LLP (filed herewith).

31.1 Certification of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

31.2 Certification of the Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.1 Certification of the Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

32.2 Certification of the Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith).

96.1 Insider Trading Policy (filed herewith).

97.1   Innospec Inc. Clawback Policy (Incorporated by reference to Exhibit 97.1 to the Registrant's Form 10-K filed February 14, 2024).

101   INLINE XBRL TAXONOMY EXTENSION SCHEMA WITH EMBEDDED LINKBASES DOCUMENT.

104   Cover Page Interactive Data File – The cover page XBRL tags are embedded within the inline XBRL document.

* Denotes a management contract or compensatory plan.

Item 16 Form 10-K Summary

Not Applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNOSPEC INC.

(Registrant)

Date:

February 19, 2025

By: /s/ PATRICK S. WILLIAMS

Patrick S. Williams

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated as of February 19, 2025:

| /s/ MILTON C. BLACKMORE | Chairman and Director |
| Milton C. Blackmore | |

| /s/ PATRICK S. WILLIAMS | President and Chief Executive Officer (Principal Executive Officer); Director |
| Patrick S. Williams | |

| /s/ IAN P. CLEMINSON | Executive Vice President and Chief Financial Officer |
| Ian P. Cleminson | |

| /s/ GRAEME BLAIR | Head of Group Finance (Principal Accounting Officer) |
| Graeme Blair | |

| s/ KELLER ARNOLD | Director |
| Keller Arnold | |

| /s/ DAVID F. LANDLESS | Director |
| David F. Landless | |

| /s/ LAWRENCE J. PADFIELD | Director |
| Lawrence J. Padfield | |

| /s/ LESLIE J. PARRETTE | Director |
| Leslie J. Parrette | |

| /s/ CLAUDIA POCCIA | Director |
| Claudia Poccia | |